AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 8, 2008

REGISTRATION STATEMENT NO. 333-148738

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1/A
(Amendment No. 1)

REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

SPICY PICKLE FRANCHISING, INC.
(Name of small business issuer in its charter)

Colorado	5812	38-3750924
(State or jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

90 Madison Street, Suite 700
Denver, Colorado 80206
Telephone: (303) 297-1902
Facsimile: (303) 297-1903
(Address and telephone number of principal executive offices and principal place of business)

Copies to:

Mark Y. Abdou
RICHARDSON & PATEL LLP
10900 Wilshire Boulevard, Suite 500
Los Angeles, California 90024
Telephone: (310) 208-1182
Facsimile: (310) 208-1154

Approximate date of proposed sale to the public:
From time to time after the effective date hereof.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered (1)		Proposed maximum offering price per share		Proposed maximum aggregate offering Price		Amount of registration fee
Common stock, par value $0.001 per share, issuable upon conversion of Series A Variable Rate Convertible Preferred Stock	7,050,000	(2)	$1.32	(3)	$9,306,000	(3)	$365.73
Common stock, par value $0.001 per share, issuable upon exercise of fixed-price warrants	5,287,500		$1.60	(4)	$8,460,000	(4)	$332.48
Common stock, par value $0.001 per share, issuable as dividends on Series A Variable Rate Convertible Preferred Stock	881,250	(5)	$1.32	(3)	$1,163,250	(3)	$45.72
Total	13,218,750				$18,691,313		$743.93

(1)
Pursuant to Rule 416 (“Rule 416”) under the Securities Act of 1933, as amended (“Securities Act”), the shares of common stock being registered hereunder include such indeterminate number of shares of common stock as may be issuable with respect to the shares of common stock being registered hereunder as a result of stock splits, stock dividends or similar transactions. The shares of common stock being registered hereunder do not include additional shares of common stock issuable as a result of changes in market price of the common stock, issuance by the registrant of shares of equity securities below a certain price or other anti-dilutive adjustments or variables not covered by Rule 416.

(2)	Represents that number of shares of common stock issuable upon conversion in full of currently outstanding Series A Variable Rate Convertible Preferred Stock (“Series A Preferred Stock”).

(3)
Estimated solely for the purpose of calculating the registration fee under Rule 457(c) under the Securities Act based upon the average of the high and low sale prices of the common stock on January 14, 2008.

(4)	Calculated in accordance with Rule 457(g)(1) under the Securities Act.

(5)
Based on the dividend payment formula prescribed by the Certificate of Designation for the Series A Preferred Stock, calculated by multiplying the stated value of all of the outstanding shares of Series A Preferred Stock, $5,992,500, by a 5% dividend for two years and by a 7.5% dividend for one year, which is equal to aggregate dividends of $1,048,688, then dividing the cash value of the aggregate dividends by $1.19, which is 90% of the average of the volume weighted average prices of the common stock for the 20 trading days prior to January 4, 2008. The shares of common stock being registered hereunder do not include additional shares of common stock issuable as a result of changes in market price of the common stock, issuance by the registrant of shares of equity securities below a certain price or other anti-dilutive adjustments or variables not covered by Rule 416.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

SUBJECT TO COMPLETION, DATED FEBRUARY 8, 2008

PROSPECTUS

Spicy Pickle Franchising, Inc.

13,218,750 Shares of Common Stock

This prospectus relates to 13,218,750 shares of our common stock, par value $0.001 per share, that may be sold from time to time by the selling shareholders listed under the caption “Selling Shareholders.” We will receive no proceeds from the sales of shares made by selling shareholders. The selling shareholders may sell those shares from time to time in the public securities market. The selling shareholders may determine the prices at which they will sell the common stock, which prices may be the market prices prevailing at the time of such sale or some other price. See "Plan of Distribution."
Our common stock is traded on the OTC Bulletin Board (the “OTCBB”) under the symbol “SPKL.” On February 5, 2008, the last reported sale price of our common stock was $1.29 per share.

AN INVESTMENT IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING AT PAGE 3.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. NO ONE IS ALLOWED TO DISTRIBUTE THE COMMON STOCK OFFERED BY THIS PROSPECTUS UNTIL THE REGISTRATION STATEMENT THAT WE HAVE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BECOMES EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL OUR COMMON STOCK - AND DOES NOT SOLICIT OFFERS TO BUY - IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

The date of this prospectus is February 8, 2008.

TABLE OF CONTENTS

Prospectus Summary	1

Risk Factors	3

Note Regarding Forward-Looking Statements	10

Use of Proceeds	11

Selling Shareholders	11

Plan of Distribution	13

Legal Proceedings	15

Directors, Executive Officers, Promoters, Control Persons	15

Security Ownership of Certain Beneficial Owners and Management	17

Description of Securities	19

Legal Matters	20

Experts	20

Disclosure of Commission Position on Indemnification for Securities Act Liabilities	20

Description of Business	21

Management's Discussion and Analysis of Financial Condition	24

Description of Property	35

Certain Relationships and Related Transactions	35

Executive Compensation	36

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	38

Market For Common Equity and Related Stockholder Matters	38

Where You Can Find More Information	38

Financial Information	F-1

PROSPECTUS SUMMARY

This summary does not contain all of the information you should consider before buying shares of our common stock. You should read the entire prospectus carefully, especially the "Risk Factors" section and our financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in shares of our common stock. In this prospectus, references to the “Company,” “we,” “us” and “our” are to Spicy Pickle Franchising, Inc.

SPICY PICKLE FRANCHISING, INC.

Our Company

Our sole business is the franchise and operation of Spicy Pickle™ restaurants. The "Spicy Pickle™" brand name has existed for eight years. We are headquartered in Denver, Colorado. Spicy Pickle™ is a fast casual restaurant where made-to-order panini, submarine-style sandwiches, pizzetti (Neapolitan thin crust pizza), and salads created by our founders are served using fresh-baked breads and high-quality ingredients. Although prices are set by franchisees at the store level and vary from location to location, sandwiches typically cost between $6.45 and $7.25 with small and large soups and salads ranging from $3.45 to $7.95. An individual size pizzetti ranges from $7.45 to $7.95.

We derive our revenue from the sale of franchises throughout North America and from the sale of food and beverages at our company restaurant. Our franchisees pay us an initial franchise fee and a royalty on restaurant sales. We market through word-of-mouth, local mail drops, street theatre, catering, and local print media. We retain a public relations firm as well as a full-time dedicated marketing employee.

Our menu offers customers a choice of seven signature submarine-style sandwiches, eight signature panini, six signature pizzetti, six different salads, and five choices of soups, along with a combo meal consisting of one half sandwich or panini and a small soup or salad. Customers can also build their own sandwich, salad, or pizzetti, choosing from one of three breads, one of 12 meats (or vegetables), one of eight cheeses, an unlimited number of our 22 toppings, and an unlimited number of our 14 spreads. Some menu items may vary from store to store. We offer a separate catering menu of our signature items for individual box lunches for larger groups. We feature high-quality ingredients consisting of all-natural products with no preservatives or MSG, except for the coloring in the yellow cheese. This is part of our strategy to attract the growing number of health-conscious consumers to our restaurants. We believe our restaurants deliver value, quality and convenience.

Our restaurants are located near white collar administrative, managerial, professional, and sales personnel, who are generally found in and near downtown districts, technological centers, universities, hospitals and government complexes.

The first Spicy Pickle™ restaurant was launched in 1999 by Kevin Morrison and Anthony Walker, who remain part of our management team. Spicy Pickle Franchising, LLC was formed in January 2003 as a Colorado limited liability company. In January 2003, we launched the Spicy Pickle™ brand as a national franchise with Marc Geman, former president of the PretzelMaker franchise, as our Chief Executive Officer. We sold our first franchise in the spring of 2003 and opened our first franchise restaurant in the second half of 2003. On September 8, 2006, we converted from a limited liability company to a Colorado corporation named Spicy Pickle Franchising, Inc. We currently have 36 restaurants open, and based on current commitments and construction schedules, we believe we will have between 65 and 70 Spicy Pickle restaurants open by the end of 2008.

For the nine months ended September 30, 2007, our revenues were $803,226 with a net loss of $2,342,907. For the year ended December 31, 2006, our revenues were $892,009 with a net loss of $1,382,985. We recently completed the sale of 705 shares of our Series A Variable Rate Convertible Preferred Stock as a result of which we received aggregate gross proceeds of $5,992,500. We believe our available working capital is sufficient to sustain our operations at their current level and allow planned expansion.

Recent Developments

On December 14, 2007, we entered into a Securities Purchase Agreement and related transaction documents with 14 accredited investors, two of whom are directors of the Company, pursuant to which we issued and sold to the purchasers an aggregate of 705 shares of our Series A Variable Rate Convertible Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”), and warrants to purchase an aggregate of 5,287,500 shares of our common stock, par value $0.001 per share, for an aggregate purchase price of $5,992,500.

Summary of the Offering

The Company
We formed in 2003 as Spicy Pickle Franchising, LLC. On September 8, 2006, we converted from a Colorado limited liability company to a Colorado corporation and changed our name to Spicy Pickle Franchising, Inc. to reflect our legal structure.

Our executive offices are located at 90 Madison Street, Suite 700, Denver, Colorado 80206, and our telephone number is (303) 297-1902. Our Internet site is www.spicypickle.com.

Capital Structure
We are authorized to issue 200,000,000 shares of common stock, with a par value of $0.001 per share, and 20,000,000 shares of preferred stock, with a par value of $0.001 per share. As of January 14, 2008, we had 47,634,053 shares of common stock outstanding and 705 shares of Series A Preferred Stock outstanding. At their initial conversion price, the outstanding shares of Series A Preferred Stock convert, at the option of the holders, to a maximum of 7,050,000 shares of our common stock. In connection with the issuance of the Series A Preferred Stock, we issued warrants to purchase up to a maximum of 5,287,500 shares of our common stock. We also have reserved 7,662,500 shares of our common stock that may be issued at our option for the payment of dividends on the Series A Preferred Stock in lieu of cash. We also have issued 4,060,000 stock options to officers, employees and directors for the purchase of our common stock.

The Offering
The selling shareholders are offering: (a) 7,050,000 shares of common stock issuable upon conversion of currently outstanding Series A Preferred Stock, (b) 5,287,500 shares of common stock issuable upon exercise of currently outstanding common stock purchase warrants, and (c) 881,250 shares of common stock issuable upon payment of dividends on the Series A Preferred Stock in shares in lieu of cash through December 14, 2010.

Trading Market	OTCBB under the symbol “SPKL”

Offering Period
We are registering the selling shareholders’ shares under a shelf registration to allow the selling shareholders the opportunity to sell their shares. The shares of common stock being registered include such indeterminate number of shares of common stock as may be issuable with respect to the shares of common stock being registered hereunder as a result of stock splits, stock dividends or similar transactions. The shares of common stock being registered and do not include additional shares of common stock issuable as a result of changes in market price of the common stock, issuance by us of shares of equity securities below a certain price or other anti-dilutive adjustments or variables not covered by Rule 416 (“Rule 416”) under the Securities Act of 1933, as amended (“Securities Act”).

Risk Factors	The shares being offered are speculative and involve very high risks, including those listed in "Risk Factors."

Net Proceeds
We will not receive any proceeds from the sale of any shares by selling shareholders. However, we may receive up to an aggregate of $8,460,000 from the exercise by selling shareholders of warrants to purchase the common stock we are registering under this registration statement.

Use of Proceeds	We expect to use any cash proceeds we receive from the exercise of warrants by selling shareholders for general working capital purposes.

Summary Financial Data:

The following table summarizes historical financial data regarding our business and should be read together with the information in the section titled "Management's Discussion and Analysis of Financial Condition" and our financial statements and the related notes included elsewhere in this prospectus.

Statement of Operations Data	Year Ended December 31,		Nine Months Ended September 30, (unaudited)
	2006	2005	2007	2006
Revenues	$892,009	$858,713	$803,226	$803,224
Operating expenses	$2,305,536	$1,287,400	$3,183,955	$1,724,471
Net income (loss)	$(1,382,985)	$(431,540)	$(2,342,907)	$(906,584)
Weighted average shares outstanding	36,514,512	31,536,149	43,209,297	35,018,531
Net income (loss) per common share basic and fully diluted	$(.04)	$(0.01)	$(0.05)	$(0.03)

Cash flow used in operations	$(590,640)	$(188,401)	$(1,897,735)	$(176,709)

Cash and cash equivalents (end of period)	$1,198,982	$29,882	$842,223	$1,709,339
Balance Sheet Data
Total current assets	$1,323,719	$105,990	$1,242,118
Total assets	$1,481,808	$147,488	$1,472,124
Total current liabilities	$889,963	$324,804	$1,105,852
Total stock holders equity (deficit)	$591,845	$(207,316)	$366,272

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below with all of the other information included in this prospectus before making an investment decision. If any of the possible adverse events described below actually occur, our business, results of operations or financial condition would likely suffer. In such an event, the market price of our common stock could decline and you could lose all or part of your investment. The risks and uncertainties described below are not the only ones we face.

RISKS RELATING TO OUR BUSINESS

We have historically incurred losses and may continue to incur losses in the future, which may impact our ability to implement our business strategy and adversely affect our financial condition.

We expect to increase our operating expenses by expanding our marketing activities and increasing our level of capital expenditures in order to grow our business and further develop and maintain our services. Such increases in operating expense levels and capital expenditures may adversely affect our operating results if we are unable to immediately realize benefits from such expenditures. In addition, if we are unable to manage a significant increase in operating expenses, our liquidity will likely decrease and negatively impact our cash flow and ability to sustain operations. In turn, this would have a negative impact on our financial condition and share price.

We also expect that our operating expenses will continue to increase as a result of having become a public company in 2007. We cannot assure you that we will be profitable or generate sufficient profits from operations in the future. If our revenue growth does not continue, we may experience a loss in one or more future periods. We may not be able to reduce or maintain our expenses in response to any decrease in our revenue, which may impact our ability to implement our business strategy and adversely affect our financial condition. This would also have a negative impact on our share price.

Our operating results are closely tied to the success of our franchisees.

Our operating results are dependent upon our selling additional franchises and our receipt of royalties from our existing franchisees. Franchisees may lack access to the financial or management resources that they need to open or continue operating their restaurants. New franchisees may not be able to find suitable sites on which to develop restaurants, negotiate acceptable lease or purchase terms for the sites, obtain the necessary permits and government approvals or meet construction schedules. Our franchisees generally depend upon financing from banks and other financial institutions to finance the cost of opening a new restaurant. If franchisees cannot obtain financing and restaurants do not open, our royalties from those restaurants will not exist. Any decrease or delay in our planned revenues could slow our planned growth.

Food safety and food-borne illness concerns may have an adverse effect on our business.

We dedicate substantial resources to ensuring that our customers enjoy safe, quality food products. However, food-borne illnesses (such as E. coli, hepatitis A, trichinosis or salmonella) and food safety issues are an ongoing issue in the restaurant industry. If a food-borne illness or other food safety issues occur, whether at our restaurants or those of our competitors, it is likely that negative publicity would adversely affect our sales and profitability. If our customers become ill from food-borne illnesses, we might need to temporarily close some restaurants. Separately, the occurrence of food-borne illnesses or food safety issues could adversely affect the price and availability of affected ingredients.

Changes in commodity and other operating costs or supply chain and business disruptions could adversely affect our results of operations.

Changes in food and supply costs are a part of our business; any increase in the prices of our key ingredients, such as beef, chicken, cheese and produce could adversely affect our operating results. We remain susceptible to increases in food costs as a result of factors beyond our control, such as general economic conditions, seasonal fluctuations, weather conditions, demand, food safety concerns, product recalls, labor disputes and government regulations. In addition to food, we purchase electricity, oil and natural gas needed to operate our restaurants, and suppliers purchase gasoline needed to transport food and supplies to us. Any significant increase in energy costs could adversely affect our business through higher rates and the imposition of fuel surcharges by our suppliers. Because we provide moderately priced food, we may choose not to, or be unable to, pass along commodity price increases to our customers. Additionally, significant increases in gasoline prices could result in a decrease in customer traffic at our restaurants. We rely on third-party distribution companies to deliver food and supplies to our stores. Interruption of distribution services due to financial distress or other issues could impact our operations. Our operating costs also include premiums that we pay for our insurance (including workers’ compensation, general liability, property and health), which may increase over time, thereby further increasing our costs. Finally, our industry is susceptible to natural disasters, which could result in restaurant closures and business disruptions.

We could be party to litigation that could adversely affect us by increasing our expenses or subjecting us to material money damages and other remedies.

We are susceptible to claims filed by customers alleging that we are responsible for an illness or injury they suffered at or after a visit to our restaurants. Regardless of whether any claims against us are valid, or whether we are ultimately held liable, such litigation may be expensive to defend and may divert time and money away from our operations and hurt our performance. A judgment for significant monetary damages in excess of any insurance coverage could adversely affect our financial condition or results of operations. Any adverse publicity resulting from these allegations may also adversely affect our reputation, which in turn could adversely affect our results.

In addition, the restaurant industry has been subject to claims that relate to the nutritional content of food products, as well as claims that the menus and practices of restaurant chains have led to the obesity of some guests. We may also be subject to this type of claim in the future and, even if we are not, publicity about these matters (particularly directed at the quick-service and fast casual segments of the industry) may harm our reputation and adversely affect our results.

Compliance with governmental regulations may adversely affect our business operations.

We and our franchisees are subject to various federal, state and local regulations. Each of our restaurants is subject to state and local licensing and regulation by health, sanitation, food and workplace safety and other agencies. Requirements of local authorities with respect to zoning, land use, licensing, permitting and environmental factors could delay or prevent development of new restaurants in particular locations.

We are subject to the U.S. Americans with Disabilities Act and similar state laws that give civil rights protections to individuals with disabilities in the context of employment, public accommodations and other areas. The expenses associated with any facilities modifications required by these laws could be material. Our operations are also subject to the U.S. Fair Labor Standards Act, which governs such matters as minimum wages, overtime and other working conditions, family leave mandates and a variety of similar state laws that govern these and other employment law matters. The compliance costs associated with these laws and evolving regulations could be substantial.

The operation of our franchise system is also subject to franchise laws and regulations enacted by a number of states and rules promulgated by the U.S. Federal Trade Commission. Any future legislation regulating our franchise relationships may negatively affect our operations, particularly our relationships with our franchisees. Failure to comply with new or existing franchise laws and regulations in any jurisdiction or to obtain required government approvals could result in a ban or temporary suspension on future franchise sales.

We may not attain our target development goals.

We are pursuing a disciplined growth strategy, which will depend in large part on our ability and the ability of our franchisees to increase sales volumes in existing restaurants, open new restaurants, and operate these restaurants profitably. We cannot guarantee that we, or our franchisees, will be able to achieve our expansion goals or that new or converted restaurants will be operated profitably. Further, there is no assurance that any restaurant we open or convert will obtain operating results similar to those of our existing restaurants. The success of our planned expansion, including our branding initiatives, will depend upon numerous factors, many of which are beyond our control.

The fast casual segment of the restaurant industry is highly competitive.

The fast casual segment of the restaurant industry is highly competitive and fragmented. In addition, fast casual restaurants compete against other segments of the restaurant industry, including quick-service restaurants and casual dining restaurants. The number, size and strength of competitors vary by region. All of these restaurants compete based on a number of factors, including taste, quickness of service, value, name recognition, restaurant location and customer service. Competition within the fast casual restaurant segment, however, focuses primarily on the taste, quality and freshness of the menu items and the ambience and condition of each restaurant.

We focus on price and quality of food products, new product development, advertising levels and promotional initiatives, customer service, reputation, restaurant location, and attractiveness and maintenance of properties. If our company-owned restaurants and franchised restaurants are unable to compete successfully with other restaurants in new and existing markets, our business could be adversely affected. In the restaurant industry, labor is a primary operating cost component. Competition for qualified employees also could require us to pay higher wages to attract a sufficient number of employees. In addition, our success depends to a significant extent on numerous factors affecting discretionary consumer spending, including economic conditions, disposable consumer income and consumer confidence. Adverse changes in these factors could reduce guest traffic or impose practical limits on pricing, either of which could harm our results of operations.

We may not persuade customers of the benefits of paying our prices for higher-quality food.

Our success as a fast casual restaurant depends in large part on our ability to persuade customers that food made with higher-quality ingredients is worth the prices they will pay at our restaurants relative to prices offered by some of our competitors, particularly those in the quick-service segment. We may not be able to successfully educate customers about the quality of our food or food quality may not matter to them even if they do understand we must charge more for higher-quality food. If that were to happen, we might need to change our pricing, advertising or promotional strategies, which could materially and adversely affect our results or the brand identity that we have tried to create.

Health concerns arising from outbreaks of Avian flu may have an adverse effect on our business.

In 2004 and 2005, Asian and European countries experienced outbreaks of Avian flu, and some commentators have hypothesized that further outbreaks could occur and reach pandemic levels. While fully cooked chicken has been determined to be safe for consumption, and while we have taken and continue to take measures to anticipate and minimize the effect of these outbreaks on our business, any further outbreaks could adversely affect the price and availability of poultry and cause customers to shift their preferences. In addition, outbreaks on a widespread basis could also affect our ability to attract and retain employees.

We are dependent on key personnel, the loss of whom could significantly harm our business, results of operations and financial condition.

Our success depends to a significant extent upon the efforts and abilities of our key personnel, including Marc Geman, Chairman and Chief Executive Officer, Anthony Walker, Chief Operating Officer and co-founder, and Kevin Morrison, Chief Culinary Officer and co-founder, as well as other key creative and strategic marketing and operational personnel. Competition for highly qualified personnel is intense. The loss of any executive officer, manager or other key employee could have a material adverse effect upon our business, operating results and financial condition. If we are not able to efficiently replace our key personnel with qualified individuals, our business and operational activities could suffer. In turn, if our operational activities decline, our financial performance and overall financial condition will also suffer. We cannot assure you that a replacement for these key employees could be located if their services were no longer available. At present, we do not have key man insurance for Mr. Geman, Mr. Walker, or Mr. Morrison.

We are a high-risk early stage company.

We are a high-risk early stage company with limited operating history in a competitive industry. Our limited operating history provides a limited basis on which to base an evaluation of our business and prospects. In addition, our revenue model relies substantially on the assumption that we will be able to successfully expand our sales and distribution channels in key markets. Our prospects must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in the earliest stages of development. To be successful, we must, among other things:

•	continue to expand the number of franchise and corporate locations;
•	attract and maintain customer loyalty;
•	continue to establish and increase brand awareness;
•	provide products to customers at attractive prices;
•	establish and maintain relationships with strategic partners and affiliates;
•	rapidly respond to competitive developments;
•	build an operations and customer service structure to support our business; and
•	attract, retain and motivate qualified personnel.

We cannot guarantee that we will be able to achieve these goals, and our failure to do so could have a material adverse effect on our business. If our business suffers as a result of failing to meet any one or all of these goals, our performance and financial condition will suffer.

We may need additional financing to support business growth, and this capital might not be available on acceptable terms, or at all, which could adversely affect our financial condition.

We may need additional funds to develop and expand our franchises, company restaurants and product lines. Lack of funds may cause us to delay, reduce or abandon aspects of our expansion or product development programs. Moreover, we cannot assure you that our financial resources will be sufficient to finance our operations on an ongoing basis, or that we will be able to obtain additional funding when our current financial resources are exhausted. We expect that our revenues and operating results will fluctuate significantly in the future. We could require additional financing to support existing and new franchises, and to finance the development, production and distribution of new products.

Our quarterly operating results may fluctuate in future periods and, as a result, we may fail to meet investor expectations, which could cause the price of our common stock to decline.

As a result of our history of incurring net losses, the relatively short time frame of the operations of several of our franchises and the highly competitive nature of the industry, we may not be able to accurately predict our operating results on a quarterly basis, if at all. We expect to experience significant fluctuations in our future quarterly operating results due to a variety of factors, many of which are outside of our control, including:

•	our ability to establish and strengthen brand awareness;
•	our success, and the success of our strategic partners, in promoting our products;
•	the overall market demand for food products of the type offered by us and in general;
•	pricing changes for food products as a result of competition or other factors;
•	the amount and timing of the costs relating to our marketing efforts or other initiatives;
•	the timing of contracts with strategic partners and other parties;
•	our ability to compete in a highly competitive market, and the introduction of new products by us; and
•	economic conditions specific to the food industry and general economic conditions.

We believe period-to-period comparisons of our operating results are not necessarily meaningful, and you should not rely upon them as indicators of future performance. It is also possible that, in the future, our operating results will be below the expectations of public market analysts and investors due to quarterly fluctuations rather than our overall performance. In that event, the trading price of our common stock may decline.

We could have difficulty in the management of potential growth, which could adversely affect our business, results of operations and financial condition.

We anticipate that a period of significant expansion will be required to capitalize on the potential growth in our customer base, market opportunities and personnel. This expansion will place a significant strain on our management, operational and financial resources, and we will be required to implement new operational and financial systems, procedures and controls, and to expand, train and manage our and our franchisees’ growing employee base. We also will be required to expand our finance, administrative and operations staff.

Further, we anticipate entering into relationships with various strategic partners and third parties necessary to our business. We cannot assure you that our current and planned personnel, systems, procedures and controls will be adequate to support our future operations, that management will be able to hire, train, retain, motivate and manage required personnel for planned operations, or that our management will be able to identify, manage and exploit existing and potential strategic relationship and market opportunities. Our failure to manage growth effectively could have a material adverse effect on our business because we might be unable to meet the operational and training demands of our franchisees or maintain a level of inventory sufficient to support demand. This could cause us to lose customers, which would have an adverse effect on our results of operations and financial condition.

We may not be able to successfully integrate and oversee the growth of new franchises, which could adversely affect our business, results of operations and financial condition.

In addition to organic growth to expand our operations and market presence, we intend to pursue a growth strategy driven by selling franchises and territories in key locations as well as opening additional company-owned and operated stores. Any such transactions would be accompanied by the risks commonly encountered in such transactions, including, among others, the difficulty of assimilating operations, technology and personnel of the combined franchises, the potential disruption of our ongoing business, the inability to retain key technical and managerial personnel, the inability of management to maximize our financial and strategic position through the successful integration of the new franchises, additional expenses associated with amortization of acquired intangible assets, the maintenance of uniform standards, controls and policies and the impairment of relationships with existing employees and customers. We may not be successful in overcoming these risks or any other potential problems. Any additional franchises may have a material adverse effect on our business if any of the risks stated above materialize, and each of the risks stated above could bring about adverse operating results which, in turn, would negatively impact our financial condition.

We will incur increased costs as a result of being a public company and this may adversely affect our operating results.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We also anticipate that we will incur costs associated with recently adopted corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the Securities and Exchange Commission (the “SEC”) and the OTCBB. We expect these rules and regulations to increase our legal and financial compliance costs and make some activities more time consuming and costly. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

New rules, including those contained in and issued under the Sarbanes-Oxley Act of 2002, may make it difficult for us to retain or attract qualified officers and directors, which could adversely affect the management of our business and our ability to retain the trading status of our common stock on the OTCBB.

The enactment of the Sarbanes-Oxley Act of 2002 has resulted in the issuance of a series of new rules and regulations and the strengthening of existing rules and regulations by the SEC. We may be unable to attract and retain qualified officers, directors and members of board committees required for our effective management as a result of the recent and currently proposed changes in the rules and regulations that govern publicly held companies. The perceived increased personal risk associated with these recent changes may deter qualified individuals from accepting these roles.

If we fail to comply with federal and state statutes, regulations and rules governing our offer and sale of franchises and our relationship with our franchisees, we may be subject to franchisee-initiated litigation and governmental or judicial fines or sanctions.

We are subject to the Federal Trade Commission and to various state laws that govern the offer and sale of franchises. Additionally, many state laws regulate various aspects of the franchise relationship, including the following:

•	the nature, timing and sufficiency of disclosures to franchisees upon the initiation of the franchisor-potential franchisee relationship;
•	our conduct during the franchisor-franchisee relationship; and
•	renewals and terminations of franchises.

Any past or future failures by us to comply with these laws and regulations in any jurisdiction or to obtain required government approvals could result in franchisee-initiated lawsuits, a ban or temporary suspension on future franchise sales, or civil and administrative penalties or other fines, or require us to make offers of rescission, disgorgement or restitution, any of which could adversely affect our business and operating results. We could also face lawsuits by our franchisees based upon alleged violations of these laws. In the case of willful violations, criminal sanctions could be brought against us.

Our franchisees could take actions that could be harmful to our business.

Our franchisees are contractually obligated to operate their restaurants in accordance with our standards and all applicable laws. Although we attempt to properly train and support franchisees, franchisees are independent third parties that we do not control, and the franchisees own, operate and oversee the daily operations of their restaurants. As a result, the ultimate success and quality of any franchised restaurant rests with the franchisee. If franchisees do not successfully operate restaurants in a manner consistent with our standards, the Spicy Pickle image and reputation could be harmed, which in turn could adversely affect our business and operating results. Further, a franchisee’s inability to remain financially viable could result in its failure to pay various franchise-related fees owed to us. Finally, regardless of the actual validity of such a claim, we may be named as a party in an action relating to, and/or be held liable for, the conduct of our franchisees if it is shown that we exercise a sufficient level of control over a particular franchisee’s operation.

RISKS RELATING TO THIS OFFERING AND OWNERSHIP OF OUR COMMON STOCK

Our common stock price has been volatile, which could result in substantial losses for investors purchasing shares of our common stock.

The market price of our common stock has fluctuated significantly in the past. Our common stock started trading on the OTCBB under the symbol “SPKL” on August 20, 2007. Since it started trading, the high and low prices of a share of our common stock have been $2.02 and $0.48, respectively. On February 5, 2008, the last reported sale price of a share of our common stock was $1.29. The market price of our common stock may continue to fluctuate in response to the following factors, in addition to others, many of which are beyond our control:

•	conversion of our Series A Preferred Stock and exercise of our warrants and the sale of their underlying common stock;
•	changes in market valuations of similar companies and stock market price and volume fluctuations generally;
•	economic conditions specific to the industries within which we operate;
•	announcements by us or our competitors of new franchises, food products or marketing partnerships;
•	actual or anticipated fluctuations in our operating results;
•	changes in the number of our franchises; and
•	loss of key employees.

In addition, the stock market in general, and the OTCBB specifically, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the listed companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market, securities class action litigation has often been instituted against public companies. Litigation against us, whether or not a judgment is entered against us, could result in substantial costs, and, potentially, economic loss and a diversion of our management's attention and resources.

The market price of our common stock is likely to be highly volatile, which could cause investment losses for our shareholders and result in shareholder litigation with substantial costs, economic loss and diversion of our resources.

The conversion of our Series A Preferred Stock and the exercise of outstanding options and warrants to purchase our common stock could substantially dilute your investment, impede our ability to obtain additional financing, and cause us to incur additional expenses.

Under the terms of our Series A Preferred Stock and existing warrants to purchase our common stock, and outstanding options to acquire our common stock issued to employees and others, the holders are given an opportunity to profit from a rise in the market price of our common stock that, upon the conversion of our Series A Preferred Stock and the exercise of the warrants and/or options, could result in dilution in the interests of our other shareholders. The terms on which we may obtain additional financing may be adversely affected by the existence and potentially dilutive impact of our Series A Preferred Stock, options and warrants. In addition, holders of the Series A Preferred Stock and warrants have registration rights with respect to the common stock underlying such Series A Preferred Stock and warrants, the registration of which will cause us to incur a substantial expense.

The voting power and value of your investment could decline if our Series A Preferred Stock and warrants are converted or exercised at a reduced price due to our issuance of lower-priced shares that trigger rights of the holders of our Series A Preferred Stock and warrants to receive additional shares of our stock.

As part of our recent issuance of Series A Preferred Stock, we issued a significant number of warrants to the purchasers of the Series A Preferred Stock, the conversion or exercise of which could have a substantial negative impact on the price of our common stock and could result in a dramatic decrease in the value of your investment. The initial conversion price of our Series A Preferred Stock and the initial exercise price of the warrants will be subject to downward anti-dilution adjustments in most cases, from time to time, where we issue securities at a purchase, exercise or conversion price that is less than the then-applicable conversion price of our Series A Preferred Stock or exercise price of the warrants. Consequently, the voting power and value of your investment in each such event would decline if our Series A Preferred Stock or the warrants are converted or exercised for shares of our common stock at the new lower price as a result of sales of our securities made below the then-applicable conversion price of the Series A Preferred Stock and/or the exercise price of the warrants.

We may continue to pay for consulting and professional services fees with our stock, and this would be dilutive to investors.

In the past, we have issued shares to consultants and professional services providers as a means of paying certain professional service fees and consulting agreements. We may continue to use our stock in the future as a means of paying for these kinds of services, and believe that doing so will enable us to retain a greater percentage of our operating capital to pay for operations, product development and marketing.

Price and volume fluctuations in our stock might negatively impact our ability to effectively use our stock to pay for services, or it could cause us to offer stock as compensation for services on terms that are not favorable to us and our shareholders. If we did resort to granting stock in lieu of cash for consulting and professional services fees under unfavorable circumstances, it would result in increased dilution to investors.

Our executive officers and directors own a significant amount of our common stock, which probably will allow them to control the outcome of matters submitted to our shareholders for vote.

As of January 14, 2008, management owns a near-majority of our issued and outstanding shares of common stock. Management beneficially owns approximately 49.57% of the issued and outstanding common stock, and other remaining shareholders beneficially own approximately 50.43% of the issued and outstanding common stock. Because management owns a significant block of the common stock, management probably will have the ability to elect a majority of the Board of Directors, and thereby control our management. Although they are under no obligation to do so, if our executive officers and directors (and their affiliates) were to vote together, they probably would also have the ability to control the outcome of corporate actions requiring shareholder approval, including mergers and other changes of corporate control, going private transactions, and other extraordinary transactions. This concentration of ownership may have the effect of delaying or preventing a change of control, even if a change of control would benefit shareholders.

We have not paid cash dividends to our common stockholders, and it is unlikely that we will pay cash dividends to our common stockholders in the foreseeable future.

To the extent that we have earnings, we plan to use earnings to fund our operations. We do not plan to pay any cash dividends on our common stock in the foreseeable future. We cannot guarantee that we will generate, at any time, sufficient surplus cash that would be available for distribution as a dividend to the holders of our common stock. You should not expect to receive cash dividends on our common stock.

Our common stock is considered to be a “penny stock” as defined by Section 3(a)(51) and Rule 3a51-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, therefore, is subject to penny stock regulations. These regulations could make it more difficult for you to sell shares you acquire in the offering.

Our common stock is subject to regulations of the SEC relating to the market for penny stocks. These regulations generally require broker-dealers who sell penny stocks to persons other than established customers and accredited investors to deliver a disclosure schedule explaining the penny stock market and the risks associated with that market. These regulations also impose various sales practice requirements on broker-dealers. The regulations that apply to penny stocks may severely affect the market liquidity for our securities, and that could limit your ability to sell your securities in the secondary market.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition" and "Description of Business," contains forward-looking statements.

Forward-looking statements include, but are not limited to, statements about:

•	the risk of failing to sell sufficient Spicy Pickle franchises;
•	the risk of failing to locate appropriate store locations for franchisees; and
•	the risk of lack of customer and market acceptance of Spicy Pickle restaurant offerings.

These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under "Risk Factors" and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as "may," "expects," "intends," "plans," "anticipates," "believes," "potential," "continue" or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We do not intend to update any of the forward-looking statements after the date of this prospectus or to conform these statements to actual results.

You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with information that is different from that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. The information presented on, or that can be accessed through, our website is not a part of this prospectus. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume the information appearing in this prospectus is accurate only as of the date on the front cover of the prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

We use market data and industry forecasts and projections throughout this prospectus, which we have obtained from third-party market research, publicly available information and industry publications. These sources generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of the information are not guaranteed. The forecasts and projections are based on industry surveys and the preparers' experience in the industry, and there is no assurance that any of the projected amounts will be achieved. Similarly, we believe that the surveys and market research others have performed are reliable, but we have not independently verified them.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares of common stock offered under this prospectus by the selling shareholders. Rather, the selling shareholders will receive those proceeds directly.

Upon exercise of the warrants issued to the purchasers of the Series A Preferred Stock, the underlying shares of common stock of which are offered for sale hereunder, we expect to receive aggregate proceeds of approximately $8,460,000. We expect to use any cash proceeds from the exercise of warrants for general working capital purposes.

SELLING SHAREHOLDERS

We are registering 13,218,750 shares of common stock that the selling shareholders may acquire upon conversion of the Series A Preferred Stock, exercise of warrants or payment of dividends on the Series A Preferred Stock in shares of common stock. The shares of common stock being registered include such indeterminate number of shares of common stock as may be issuable with respect to the shares of common stock being registered hereunder only as a result of stock splits, stock dividends or similar transactions. The shares of common stock being registered do not include additional shares of common stock issuable as a result of changes in market price of the common stock, issuance by us of equity securities below a certain price or other anti-dilutive adjustments or variables not covered by Rule 416. All shares that may be issued will be restricted securities as that term is defined in Rule 144 under the Securities Act, and will remain restricted unless and until such shares are sold pursuant to this prospectus, or otherwise are sold in compliance with Rule 144.

No shareholder may offer or sell shares of our common stock under this prospectus unless such shareholder has notified us of such shareholder’s intention to sell shares of our common stock and the registration statement of which this prospectus is a part has been declared effective by the SEC and remains effective at the time such selling shareholder offers or sells such shares. We are required to amend the registration statement of which this prospectus is a part to reflect material developments in our business and current financial information. Each time we file a post-effective amendment to our registration statement with the SEC, it must first become effective prior to the offer or sale of shares of our common stock by the selling shareholders.

The table below lists the selling shareholders and other information regarding the beneficial ownership of shares of common stock by the selling shareholders. The second column lists the number of shares of common stock beneficially owned by each selling shareholder as of January 14, 2008, which includes the shares of common stock issuable upon conversion of all shares of the Series A Preferred Stock and exercise of all warrants held on that date, without regard to any limitations on conversion or exercise, and shares of common stock that the Company could issue as dividends on the Series A Preferred Stock in lieu of cash through December 14, 2010.  The third column lists the number of shares of common stock being offered by this prospectus by the selling shareholders. The fourth column lists the number of shares of common stock that will be beneficially owned by the selling shareholders after this offering assuming that all of the shares offered pursuant to this prospectus are sold and that other shares of common stock beneficially owned by them as of January 14, 2008 but not offered under this prospectus are not sold.

For purposes of illustration only, the following table assumes that all of the selling shareholders will sell all of the shares they are offering under this prospectus. Alternatively, these shareholders may choose not to sell any shares currently held by them, or they may sell some lesser portion of their holdings. In these three possible circumstances, respectively, the selling shareholders would then own no shares, all of the shares they currently hold, or some number of shares less than the number of shares they currently hold.

The common stock covered by this prospectus is to be offered for the account of the following selling shareholders listed below. All positions, offices and material relationships that any selling shareholder has had with us or any of our predecessors or affiliates in the past three years are disclosed in footnotes to the table.

Name of Selling Shareholder	Number of Shares Owned Before Offering	Number of Shares Being Offered (1)	Number of Shares Owned After Offering (2)	Percent of Shares Owned After Offering (3)
Enable Growth Partners LP (4)	6,393,750	6,393,750	-	-
Enable Opportunity Partners LP (4)	1,106,250	1,106,250	-	-
Pierce Diversified Strategy Master Fund LLC, ena (4)	225,000	225,000	-	-
Presley Reed and Patricia Stacey Reed (5)	5,015,986	2,250,000	2,765,986	4.54%
Steven and Judith Combs (6)	605,707	225,000	380,707	*
MarketByte LLC Defined Benefit Plan Trust (7)	415,000	225,000	190,000	*
Marilyn D. Herter Trust (8)	425,000	225,000	200,000	*
Desert Lake Advisors Inc. Defined Benefit Plan (9)	325,000	225,000	100,000	*
David Andrew Piper and Deborah Cooke-Smith (10)	243,000	225,000	18,000	*
Raymond J. BonAnno and Joan E. BonAnno (11)	2,660,445	225,000	2,435,445	4.00%
Keith and Angela Oxenreider (12)	225,000	225,000	-	-
R. James BonAnno, Jr. (13)	225,000	225,000	-	-
Mark Abdou (14)	385,606	318,750	66,856	*
Bristol Investment Fund, Ltd. (15)	1,125,000	1,125,000	-	-
	19,375,744	13,218,750	6,156,994

* Less than one percent
(1)
Except as otherwise indicated, 53.33% of such shares represent shares issuable upon conversion of the selling shareholder’s Series A Preferred Stock at the initial conversion price of $0.85 per share, 40.00% of such shares represent shares issuable upon exercise of such shareholder’s warrants, and 6.67% of such shares represent shares issuable as dividends on such shareholder’s Series A Preferred Stock in lieu of cash through December 14, 2010.

(2)
Assumes that all of the shares offered under this prospectus by the selling shareholders are sold and that shares owned by such shareholder before this offering but not offered by this prospectus are not sold.

(3)
All percentages of shares outstanding after the offering are based on 47,634,053 shares of common stock outstanding as of January 14, 2008, plus 13,218,750 additional shares of common stock outstanding assuming conversion of all shares of the Series A Preferred Stock, exercise of all warrants held by the selling shareholders, and the payment of future dividends on the Series A Preferred Stock in shares of common stock in lieu of cash through December 14, 2010, and all other shares of common stock subject to options, warrants and convertible securities within 60 days of the date hereof are deemed to be outstanding for computing the percentage of the person holding such options, warrants or convertible securities but are not deemed to be outstanding for computing the percentage of any other person.

(4)
Mitch Levine has voting and investment power over the shares registered in the name of Enable Growth Partners LP, Enable Opportunity Partners LP and Pierce Diversified Strategy Master Fund LLC, ena. These selling shareholders have contractually agreed to restrict their ability to convert their Series A Preferred Stock or exercise their warrants and receive shares of our common stock such that the number of shares of common stock held by them and their affiliates in the aggregate after such conversion or exercise does not exceed 4.99% of the then issued and outstanding shares of common stock as determined in accordance with Section 13(d) of the Exchange Act. In light of that restriction, the number of shares of common stock set forth in the table for these selling shareholders exceeds the number of shares of common stock that they could own beneficially at any one time through their ownership of the Series A Preferred Stock and the warrants.

(5)
Presley Reed is a director of the Company. Includes 1,544,578 shares owned jointly by Presley and Patricia Reed, 1,146,408 shares owned by the Presley Reed 1999 Family Trust, of which Patricia Reed is the beneficiary, 1,200,000 shares based on conversion of Series A Preferred Stock owned jointly by Mr. Reed and his wife, 900,000 shares based on exercise of warrants jointly owned by Mr. Reed and his wife, 150,000 shares based on payment of dividends in shares in lieu of cash through December 14, 2010 on Series A Preferred Stock owned jointly by Mr. Reed and his wife, and 75,000 shares based on options exercisable within 60 days owned by Mr. Reed.

(6)
Includes 380,707 shares owned jointly by Steven and Judith Combs, 120,000 shares based on conversion of Series A Preferred Stock jointly owned by Steven and Judith Combs, 90,000 shares based on exercise of warrants jointly owned by Steven and Judith Combs, and 15,000 shares based on payment of dividends in shares in lieu of cash through December 14, 2010 on Series A Preferred Stock jointly owned by Steven and Judith Combs.

(7)
Lawrence D. Isen has voting and investment power over the shares registered in the name of the MarketByte LLC Defined Benefit Plan Trust. Includes 190,000 owned by the MarketByte LLC Defined Benefit Plan Trust, 120,000 shares based on conversion of Series A Preferred Stock owned by the MarketByte LLC Defined Benefit Plan Trust, 90,000 shares based on exercise of warrants owned by the MarketByte LLC Defined Benefit Plan Trust, and 15,000 shares based on payment of dividends in shares in lieu of cash through December 14, 2010 on Series A Preferred Stock owned by the MarketByte LLC Defined Benefit Plan Trust.

(8)
Marilyn D. Veigel has voting and investment power over the shares registered in the name of the Marilyn D. Herter Trust. Includes 200,000 shares owned by the Marilyn D. Herter Trust, 120,000 shares based on conversion of Series A Preferred Stock owned by the Marilyn D. Herter Trust, 90,000 shares based on exercise of warrants owned by the Marilyn D. Herter Trust, and 15,000 shares based on payment of dividends in shares in lieu of cash through December 14, 2010 on Series A Preferred Stock owned by the Marilyn D. Herter Trust.

(9)
Thomas P. Dobron has voting and investment power over the shares registered in the name of the Desert Lake Advisors Inc. Defined Benefit Plan. Includes 100,000 owned by the Desert Lake Advisors Inc. Defined Benefit Plan, 120,000 shares based on conversion of Series A Preferred Stock owned by the Desert Lake Advisors Inc. Defined Benefit Plan, 90,000 shares based on exercise of warrants owned by the Desert Lake Advisors Inc. Defined Benefit Plan, and 15,000 shares based on payment of dividends in shares in lieu of cash through December 14, 2010 owned by the Desert Lake Advisors Inc. Defined Benefit Plan.

(10)
Includes 18,000 shares owned by Deborah Cooke-Smith, 120,000 shares based on conversion of Series A Preferred Stock jointly owned by David Andrew Piper and Deborah Cooke-Smith, 90,000 shares based on exercise of warrants jointly owned by David Andrew Piper and Deborah Cooke-Smith, and 15,000 shares based on payment of dividends in shares in lieu of cash through December 14, 2010 on Series A Preferred Stock jointly owned by David Andrew Piper and Deborah Cooke-Smith.

(11)
Raymond BonAnno is a director of the Company. Includes 2,360,445 shares owned of record by the BonAnno Family Partnership, over which Raymond BonAnno has voting and dispositive power, 120,000 shares based on conversion of Series A Preferred Stock jointly owned by Raymond J. and Joan E. BonAnno, 90,000 shares based on exercise of warrants jointly owned by Raymond J. and Joan E. BonAnno, 15,000 shares based on payment of dividends in shares in lieu of cash through December 14, 2010 on Series A Preferred Stock jointly owned by Raymond J. and Joan E. BonAnno, and 75,000 shares based on options exercisable within 60 days owned by Mr. BonAnno.

(12)	Keith and Angela Oxenreider are the son-in-law and daughter, respectively, of Raymond BonAnno.
(13)	R. James BonAnno, Jr. is the son of Raymond BonAnno.
(14)
Mark Abdou is a partner of the law firm Richardson & Patel LLP, our legal counsel. Includes 8,705 shares owned by Mr. Abdou, 58,151 shares owned by Richardson and Patel LLP, 170,000 shares based on conversion of Series A Preferred Stock owned by Mr. Abdou, 127,500 shares based on exercise of warrants owned by Mr. Abdou, and 21,250 shares based on payment of dividends in shares in lieu of cash through December 14, 2010 on Series A Preferred Stock owned by Mr. Abdou.

(15)	Paul Kessler has voting and investment power over the shares registered in the name of Bristol Investment Fund, Ltd.

PLAN OF DISTRIBUTION

Each selling shareholder of the common stock and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on the OTCBB or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A selling shareholder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;
•	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;
•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

The selling shareholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA IM-2440.

In connection with the sale of the common stock or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling shareholders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities that require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling shareholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the shares. The Company has agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because selling shareholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder. In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling shareholders.

We have agreed to keep this prospectus effective until the earlier of the date on which (i) the shares may be resold by the selling shareholders without registration and without regard to any volume limitations by reason of Rule 144(k) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling shareholders or any other person. We will make copies of this prospectus available to the selling shareholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

LEGAL PROCEEDINGS

We are not party to any lawsuits or legal proceedings, the adverse outcome of which, in management's opinion, individually or in the aggregate, would have a material adverse affect on our results of operations and financial position, and have no knowledge of any threatened or potential lawsuits or legal proceedings against us. From time to time, we may be involved in litigation relating to claims arising out of operations in the normal course of business.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, CONTROL PERSONS

Our executive officers and directors are as follows:

Name	Age	Position
Marc N. Geman	62	Chairman and Chief Executive Officer
Anthony S. Walker	36	Director and Chief Operating Officer
Kevin Morrison	42	Chief Culinary Officer
Arnold Tinter	62	Chief Financial Officer
Mark Maximovich	44	Vice President of Operations
Raymond BonAnno	67	Director
Presley Reed	61	Director
L. Kelly Jones	54	Director

Background of Officers and Directors

Marc N. Geman - Mr. Geman is our Chief Executive Officer and Chairman of the Board of Directors of our Company. Mr. Geman has held these positions since our formation in January 2003. From 1994 to 1998, he was president of Pretzelmaker Holdings, Inc., a national franchisor of soft pretzels. From May 2001 to May 2003, Mr. Geman was the Chief Executive Officer and a director of Bayview Technology Group, LLC (“Bayview”), a company that manufactured and developed energy-efficient products. From May 2003 until October 2003, Mr. Geman was the Chairman of Bayview. From July 2003 until December 2004, he was a consultant to the purchaser of Bayview. Mr. Geman was a founder and Chief Executive Officer of Portfolio Management Consultants, Inc., an investment advisory firm managing assets for high net worth individuals from 1990 to 1995. Mr. Geman has been a licensed attorney since 1973.

Anthony S. Walker - Mr. Walker is our Chief Operating Officer and has been a director since our inception in January 2003. Together with Mr. Morrison, he is a co-founder of the concept that in August 1999 started operating Spicy Pickle Restaurants in Denver, Colorado. From 1996 until 1999, Mr. Walker was a chef at the Barolo Grill, a fine dining restaurant in Denver, Colorado. Mr. Walker has been recognized in magazines such as The New York Times, Cucina Italiana and Nations Restaurant News.

Kevin Morrison - Mr. Morrison is our Chief Culinary Officer; he has held a senior management position since our inception in January 2003. In 1999, Mr. Morrison co-founded the Spicy Pickle concept with Mr. Walker and opened the first Spicy Pickle restaurant in 1999, in Denver, Colorado. From 1995 through 2000, Mr. Morrison also owned and operated a wholesale food distribution business, Red Tomato Specialty Produce. Mr. Morrison has also served as chef di cuisine of Vinci Restaurant in Chicago and sous chef at the Barolo Grill in Denver.

Arnold Tinter - Mr. Tinter has been our Chief Financial Officer since September 1, 2006. From 1990 to the present, he has been the president of Corporate Finance Group, a company involved in financial consulting in the areas of strategic planning, mergers and acquisitions and capital formation. From May 2001 to May 2003, he served as Chief Financial Officer of Bayview Technology Group, LLC, a privately held company that manufactured and distributed energy-efficient products. From May 2003 to October 2004, he served as that company’s Chief Executive Officer. Mr. Tinter is a Certified Public Accountant.

Mark Maximovich - Mark “Max” Maximovich has been in the restaurant industry for over 20 years; he worked as a nightclub and restaurant manager for two different organizations from 1985 to 1994.  He owned and operated Antonino’s Italian restaurant from 1994 through 1996.  In 1996, he became the VP of Operations for PretzelMaker until its sale to Mrs. Fields Cookies in late 1998 and then became the VP of Canadian and NE US Operations for Mrs. Fields’ stable of franchises until 2003.  In 2003, he became the VP of Midwest Franchise operations for Quiznos, a position he held until joining Spicy Pickle in September 2006.

Raymond BonAnno - Mr. BonAnno has served as a member of our Board of Directors since April 2006. He has spent more than 30 years in the automotive carrier truck industry. Mr. BonAnno was Director of Operations, Baker Driveaway Co., Inc. (1973-1975) and at E & L Transport, Inc. (1975-1977). In 1977, he was recruited by Ryder Systems, Inc. to be General Manager - Cadillac Division (1977-1982). With Ryder, he held assignments of increasing responsibility for 23 years until his departure in 1990. Mr. BonAnno has a BBA degree in finance from the University of Notre Dame (1963) and an MBA, Advanced Management Program from Michigan State University (1983). In 1990, Mr. BonAnno purchased an interest in Fleet Car Carriers and now he and his family own that company. Mr. BonAnno currently serves on the University of Notre Dame Advisory Council for the College of Arts and Letters, the Board of Advisors for the University of Detroit Jesuit High School and Academy and the Advisory Board for the Alliance Real Estate Investment Fund. Mr. BonAnno also serves as a member of the Board of Directors of the Colorado Capital Bank, Cherry Creek Branch, and the Agents Title Insurance Company.

Presley Reed - Dr. Presley Reed has served as a member of our Board of Directors since April 2006 and is founder and Chairman of Reed Group with offices in Colorado and New York; Dr. Reed has held such position for many years. Dr. Reed is the Editor-in-Chief of The Medical Disability Advisor: Workplace Guidelines for Disability Duration. Dr. Reed is an expert in disability management, workplace absence and productivity, workers' compensation, and occupational health. He is Board Certified by the American Board of Psychiatry and Neurology. He is a Fellow of the American College of Occupational and Environmental Medicine and is a former chair of its Committee on Occupational Mental Health. He is a Fellow of the American Academy of Disability Evaluating Physicians. He served as Founding Chairman of the American Board of Independent Medical Examiners and is a Certified Independent Medical Examiner. Dr. Reed received his BS in Medical Arts from the University of Kentucky and his medical degree from the University of Tennessee. He completed his residency in psychiatry at Tulane in New Orleans, and at Denver General Hospital.

L. Kelly Jones - Mr. Jones has served as a member of our Board of Directors since July 2006. He founded and remains with the law firm of Jones & Cannon since 1980. Mr. Jones is certified in the area of commercial real estate law by the Texas Board of Legal Specialization and is the author of an article, “Texas Mechanics’ and Materialmen’s Lien Laws: A Guide Through the Maze,” which appeared in the Texas Bar Journal in March 1985. Mr. Jones’ areas of practice include corporate, construction, real estate, municipal law and commercial litigation. Mr. Jones served as Chief Executive Officer of VirTra Systems, Inc. (OTCBB: VTSI) from March 1997 until April 2006. Mr. Jones served from 1985 through 1989 on the Arlington City Council (Chairman, Budget and Audit Committee) and on the Stephen F. Austin State University Board of Regents from 1987 through 1993, where he was Chairman from 1991 through 1993. He holds a Juris Doctorate degree from the University of Texas and a Bachelor of Arts degree in political science from Stephen F. Austin State University.

There are no family relationships among the directors and executive officers. Except as set forth below, none of the directors or executive officers has, during the past five years:

(a)
had any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

(b)	been convicted in a criminal proceeding or subject to a pending criminal proceeding;
(c)
been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities, futures, commodities or banking activities; and

(d)
been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Meetings and Committees of the Board of Directors

We do not have a nominating committee of the Board of Directors or any committee performing similar functions. Nominees for election as a director are selected by the Board of Directors.

The audit committee of our Board of Directors consists of Mr. Jones and Mr. Geman. We do not yet have an audit committee financial expert. We may attempt to add a qualified board member to serve as an audit committee financial expert in the future, subject to our ability to locate and compensate such a person.

The compensation committee of our Board of Directors (which also serves as our option committee) consists of Mr. Geman, Mr. Reed and Mr. BonAnno.

Except as disclosed in the applicable employment agreements discussed in the section of this document titled “Executive Compensation – Employment Agreements” and as disclosed in the section of this document titled “Certain Relationships and Related Transactions,” no arrangement or understanding exists between any executive officer and any other person pursuant to which any executive officer was selected to serve as an executive officer.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of our capital stock as of January 14, 2008 by (i) each person known by us to be the beneficial owner of more than five percent of the outstanding common stock, (ii) each director, (iii) each named executive officer, and (iv) all directors and executive officers as a group.

The number of shares beneficially owned is determined under the rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under those rules, beneficial ownership includes any shares as to which the person has sole or shared voting power or investment power and any shares that the person has the right to acquire within 60 days of the date hereof, through the exercise or conversion of any stock option, convertible security, warrant or other right. Including those shares in the table does not, however, constitute an admission by the named shareholder that the shareholder is a direct or indirect beneficial owner of those shares.

Unless otherwise indicated, each person named in the table has sole voting power and investment power (or shares that power with that person's spouse) with respect to all shares of capital stock listed as owned by that person. Unless otherwise indicated, the address of each of the following persons is 90 Madison Street, Suite 700, Denver, Colorado 80206. All percentages of common stock beneficially owned by the listed persons are based upon 47,634,053 shares of common stock outstanding at January 14, 2008, and shares of common stock subject to options, warrants and convertible securities within 60 days of the date hereof are deemed to be outstanding for computing the percentage of the person holding such options, warrants or convertible securities but are not deemed to be outstanding for computing the percentage of any other person.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common Stock	Marc Geman (1)	6,685,917	13.89%
Common Stock	Anthony Walker (2)	6,485,712	13.53%
Common Stock	Kevin Morrison (3)	5,921,038	12.35%
Common Stock	L. Kelly Jones (4)	644,500	1.35%
Common Stock	Raymond BonAnno (5)	2,645,445	5.52%
Common Stock	Presley Reed (6)	4,865,986	9.77%
Common Stock	Arnold Tinter (7)	525,000	1.09
Common Stock	Mark Maximovich (8)	50,000	*
Common Stock	EWM Investments (9)	4,122,300	8.65%
Common Stock	All Directors and Executive Officers as a Group (8 persons)	27,823,598	53.67%

Preferred Stock	Raymond BonAnno	12	1.70%
Preferred Stock	Presley Reed	120	17.02%

* Less than one percent
(1)	Includes 500,000 shares based on options exercisable within 60 days.
(2)	Includes 300,000 shares based on options exercisable within 60 days.
(3)	Includes 300,000 shares based on options exercisable within 60 days.
(4)	Includes 50,000 shares owned by Jones and Cannon, a law firm in which Mr. Jones is a partner, and 75,000 shares based on options exercisable within 60 days.
(5)
Includes 2,360,445 shares owned of record by the BonAnno Family Partnership; Raymond BonAnno has voting and dispositive power over such shares, 120,000 shares based on conversion of Series A Preferred Stock owned jointly by Mr. BonAnno and his wife, 90,000 shares based on exercise of warrants jointly owned by Mr. BonAnno and his wife, and 75,000 shares based on options exercisable within 60 days.

(6)
Includes 1,544,578 shares owned jointly by Presley and Patricia Reed, 1,146,408 shares owned by the Presley Reed 1999 Family Trust, of which Patricia Reed, Mr. Reed’s wife, is the beneficiary, 1,200,000 shares based on conversion of Series A Preferred Stock owned jointly by Mr. Reed and his wife, 900,000 shares based on exercise of warrants jointly owned by Mr. Reed and his wife, and 75,000 shares based on options exercisable within 60 days.

(7)	Includes 525,000 shares based on options exercisable within 60 days.
(8)	Includes 50,000 shares based on options exercisable within 60 days.
(9)	Ernest Moody has sole voting and dispositive power over the shares owned of record by EWM Investments.

Change in Control

To the knowledge of management, there are no present arrangements that may result in a change of control of the Company.

DESCRIPTION OF SECURITIES

As of January 14, 2008, we have 47,634,053 shares of common stock outstanding and 705 shares of preferred stock outstanding. We have the authority to issue 200,000,000 shares of common stock, par value $0.001 per share, and 20,000,000 shares of preferred stock, par value $0.001 per share.

Common Stock

The holders of the common stock are entitled to receive dividends when and as declared by the Board of Directors, out of funds legally available therefor. We have not paid cash dividends on our common stock in the past, and we do not expect to pay any within the foreseeable future since we expect to reinvest our earnings. In the event we liquidate, dissolve or windup our operations, either voluntarily or involuntarily, each outstanding share of the common stock is entitled to share equally in our assets after payment of liabilities and amounts payable in such event to the holders of our Series A Preferred Stock. Each outstanding share of the common stock is entitled to equal voting rights consisting of one vote per share.

Preferred Stock

The preferred stock may be issued from time to time in one or more classes or series. Our Board of Directors is authorized to issue shares of preferred stock in one or more classes or series and, by filing a certificate pursuant to the applicable law of the State of Colorado, to establish from time to time the number of shares to be included in each such class or series, and to fix the designation, powers, preferences and rights of the shares of each such class or series and the qualifications, limitations and restrictions thereof prior to issuance. Each such class or series of preferred stock shall have such voting powers, full or limited, or no voting powers, as shall be authorized by the Board of Directors and stated in the applicable preferred stock designation. The common stock shall be subject to the express terms of any series of preferred stock. Except as required by a preferred stock designation or applicable law, holders of preferred stock shall not be entitled to vote at or receive notice of any meeting of shareholders.

In connection with the sale of the Series A Preferred Stock, the Company adopted a Certificate of Designation of Preferences, Rights and Limitations of Series A Variable Rate Convertible Preferred Stock (the “Certificate of Designation”) on December 14, 2007. The Certificate of Designation designates up to 705 shares of Series A Preferred Stock, and each share of Series A Preferred Stock has a stated value equal to $8,500 (the “Stated Value”).

The Certificate of Designation provides that the Series A Preferred Stock is further subject to the following rights and preferences:

The Company shall pay each holder of Series A Preferred Stock cumulative dividends at a rate per share of 5% per annum until the second anniversary of the original issue date, 7.5% per annum from the second anniversary of the original issue date until the third anniversary of the original issue date, and 14% per annum thereafter, payable semi-annually on January 1 and July 1, beginning on July 1, 2008, and upon conversion or redemption of the Series A Preferred Stock. Such dividends are payable in cash or, at the Company’s option, in shares of common stock or a combination thereof.

Except as otherwise provided in the Certificate of Designation or as required by law, the Series A Preferred Stock have no voting rights. Without the affirmative vote of 65% or more of the then-outstanding shares of Series A Preferred Stock, the Company may not authorize or create any class of stock ranking as to dividends, redemption or distribution of assets upon a liquidation of the Company senior to or otherwise pari passu with the Series A Preferred Stock, adversely affect any rights of the holders of Series A Preferred Stock, or increase the number of authorized shares of Series A Preferred Stock.

Each share of Series A Preferred Stock is convertible, at any time after the original issue date, at the option of the holder of such share, into that number of shares of common stock determined by dividing the Stated Value by the conversion price for the Series A Preferred Stock. The conversion price for the Series A Preferred Stock is $0.85, subject to adjustment as provided in the Certificate of Designation.

Subject to certain restrictions as provided in the Certificate of Designation, the Company may redeem some or all of the then-outstanding Series A Preferred Stock for cash in an amount provided in the Certificate of Designation. The Company may redeem the Series A Preferred Stock at any time after the date on which a registration statement registering for resale the shares of common stock into which the shares of Series A Preferred Stock are convertible is declared effective by the SEC.

Upon any liquidation, dissolution or winding-up of the Company, the holders of Series A Preferred Stock will be entitled to receive out of assets an amount equal to the Stated Value, plus any accrued and unpaid dividends or any other fees or liquidated damages owing thereon, for each share of Series A Preferred Stock before the Company may make any distribution or payment to the holders of common stock.

The Series A Preferred Stock is subject to certain anti-dilutive adjustments, including but not limited to adjustments for stock dividends and stock splits, issuance by the Company of equity securities below a certain price and issuance by the Company of options or rights to purchase or reprice equity securities below a certain price.

Warrants

In connection with the sale of the Series A Preferred Stock, the Company issued to each purchaser a warrant to purchase up to that number of shares of common stock equal to 75% of such purchaser’s subscription amount divided by $0.85, with an exercise price equal to $1.60 per share, subject to adjustment as provided therein. Each warrant is exercisable immediately and for a term of five years from the date of issuance. In addition, in connection with the sale of the Series A Preferred Stock, the Company issued to the placement agent in the transaction warrants to purchase 288,400 shares of common stock exercisable at $1.60 per share beginning one year after the date of issue and continuing for a period of five years from the date of issue. The placement agent may be entitled to receive warrants to purchase an additional 216,300 shares of common stock based on subsequent exercises of warrants by certain investors.

LEGAL MATTERS

The validity of the common stock to be sold under this prospectus will be passed upon for us by Richardson & Patel LLP. The law firm of Richardson & Patel LLP and its partners collectively own a total of 109,818 shares of our common stock, 17 shares of our Series A Preferred Stock, which converts into 170,000 shares of our common stock, and warrants to purchase 127,500 shares of our common stock. Mark Abdou, a partner of Richardson & Patel LLP, is included as a selling shareholder in this prospectus.

EXPERTS

Our financial statements, including those of Spicy Pickle Franchising, LLC (our predecessor), as of and for the years ended December 31, 2006 and December 31, 2005 appearing in the prospectus have been audited by Gordon, Hughes & Banks, LLP, an independent registered public accounting firm, to the extent and for the periods indicated in their report appearing herein, which report expresses an unqualified opinion, and are included in reliance upon such report and upon authority of such firm as experts in accounting and auditing.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR
SECURITIES ACT LIABILITIES

Our Articles of Incorporation and Bylaws provide that we shall indemnify our directors and officers to the fullest extent permitted under Colorado law. Our Board of Directors is obtaining quotations on the cost of an insurance policy covering officers and directors for claims made that such officers and directors may otherwise be required to pay for or for which we would be required to indemnify them, subject to certain exclusions.

Insofar as indemnification for liability arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to our Articles and Bylaws, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

At the present time, there is no pending litigation or proceeding involving a director, officer, employee or other agent of the Company in which indemnification would be required or permitted. We are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

DESCRIPTION OF BUSINESS

Our sole business is the franchise and operation of Spicy Pickle restaurants. Spicy Pickle is a fast casual restaurant where made-to-order panini, submarine-style sandwiches, pizzetti (Neapolitan thin crust pizza), and salads created by our founders are served using fresh-baked breads and high-quality ingredients.

Our goal is to deliver a delicious flavor profile, an exceptional customer experience, and an enjoyable atmosphere in our locations. We cannot assure you that we will be successful. We believe our menu items appeal to diners of all ages and preferences, and we expect to accommodate breakfast, lunch and dinner segments soon.

Our franchisees must qualify on the basis of considerable experience in other management and food service ventures and should have liquid assets of at least $150,000. Franchise fees are $35,000 for the first restaurant and $20,000 for additional locations. Fees for additional locations are lower because the training and grand opening are handled by the experienced franchisee, although these services are still available for purchase from us if desired. Area development agreements are available to selected franchisees that wish to secure a territory for future development ($10,000 per store is pre-paid and the balance of $10,000 is paid when the area developer is ready to begin build-out for each new site).

Franchisees pay Spicy Pickle a 5% royalty on weekly gross sales and an additional 2% to support national and regional marketing efforts that produce brand development, agency support, point of purchase materials and print and broadcast advertising. In addition, we require franchisees to dedicate at least 1% of sales to local advertising. The estimated initial cost of a Spicy Pickle franchise is approximately $436,700 and varies based on location. Each location has an end-cap/in-line of approximately 2,000 square feet and seating for 30-50 guests inside with additional outdoor seating as available.

Spicy Pickle has been recognized nationally and in its local markets as a purveyor of fast casual food to watch. The December 2006 and 2007 issues of Fast Casual Magazine feature Spicy Pickle as numbers 54 and 25, respectively, in its list of “2006 Top 100 Movers and Shakers” and “2007 Top 100 Movers and Shakers,” respectively. National Restaurant News selected Spicy Pickle as one of its 2006 Hot Concepts!

We intend to expand nationally by growing the chain of restaurants in and near downtown settings where daytime population is dense, as well as near tech centers, government complexes, universities, and medical centers where large amounts of administrative and professional people are employed. We have designed systems to maximize and replicate our success in a variety of settings. Complete programs have been developed for real estate, architecture, construction management, equipment procurement, food distribution, training, operations and marketing to promote the success of each franchisee. Owners generally purchase turn-key services from us.

Industry Background

Spicy Pickle restaurants are classified as “fast casual” restaurants in the restaurant industry. There is no single definition of fast casual, but in concept a fast casual restaurant does not offer full table service, but generally offers high-quality food and atmosphere with either numbered or personalized delivery of meals to the table or a central pick up area. Fast casual fills the space between fast-food where no table service is available and food is paid for and delivered to the customer at the register, and casual dining where full table service is available to the customer.

Growth Strategy

We believe that our ability to deliver value, quality, price and convenience will help us grow. Our target customer is 21-55 years of age, educated with at least some college experience, and the typical location for the Spicy Pickle restaurant is near a downtown area of a dense city, or near a tech center, government complex, university, or medical center where large numbers of administrative and professional employees are found. We also look for big box centers anchored by a large tenant and in areas of both white collar workforce and high income households.

Our menu is moderately priced with an average ticket of $8.00 to $9.00. We expect to expand our menu to include breakfast and catering. We are committed to providing sufficient variety to encourage guests to return often and try something new.

We believe that our growth is the result of the appeal of our food, the clarity of our vision, the increasing strength of our brand and our commitment to constantly improving our customer experience.

Competition

The fast casual segment of the restaurant industry is highly competitive and fragmented. In addition, fast casual restaurants compete against other segments of the restaurant industry, including quick-service restaurants and casual dining restaurants. The number, size and strength of competitors vary by region. All of these restaurants compete based on a number of factors, including taste, quickness of service, value, name recognition, restaurant location and customer service. Competition within the fast casual restaurant segment, however, focuses primarily on the taste, quality and freshness of the menu items and the ambience and condition of each restaurant.

The industry is often affected by changes in consumer tastes; national, regional or local economic conditions; currency fluctuations; demographic trends; traffic patterns; the type, number and location of competing food retailers and products; and disposable purchasing power. Each of the concepts competes with international, national and regional restaurant chains as well as locally owned restaurants, not only for customers, but also for management and hourly personnel, suitable real estate sites and qualified franchisees.

Our Menu

Our menu offers customers a choice of seven signature submarine-style sandwiches, eight signature panini, six salads, six signature pizzetti and five soups as well as a combo meal consisting of a one-half sandwich or panini and a small soup or salad. Customers can also build their own sandwich, salad or pizzetti choosing from three breads, 12 meats (or vegetables); eight cheeses, an unlimited number of our 22 toppings, and an unlimited number of our 14 spreads. Some menu items may vary from store to store. We feature high-quality ingredients consisting of all-natural products with no preservatives or MSG, except for the coloring in our yellow cheese. This is part of our strategy to attract the growing number of health-conscious consumers to our restaurants. We believe our restaurants deliver value, quality and convenience. Our menu is moderately priced with an average ticket of $8.00 to $9.00. Menu prices are set by franchisees at the store level and vary from location to location, sandwiches typically cost between $6.45 and $7.25 with small and large soups and salads ranging from $3.45 to $7.95. An individual size pizzetti ranges from $7.45 to $7.95.

Our Current Locations

Our restaurant locations (including both company-owned and franchisee-owned), including those under construction and lease negotiation as of December 31, 2007, are:

Location	Restaurants Operating	Under Construction	In Lease Negotiation
Denver, Colorado	5		2
Boulder, Colorado	2
Ft. Collins, Colorado	1	1
Aurora, Colorado	1
Littleton, Colorado	1
Centennial, Colorado	1
Lone Tree, Colorado	1
Greenwood Village, Colorado	1
Federal Heights, Colorado	1
Johnstown, Colorado	1
Colorado Springs, Colorado	2
Louisville, Colorado	1
Englewood, Colorado	1
Ashburn, Virginia	1
Sioux Falls, South Dakota	1
Portland, Oregon	2
Poway, California	1
Sacramento, California	1
Henderson, Nevada	1
Reno, Nevada	2
Chicago, Illinois	1
Cincinnati, Ohio	1		1
Austin, Texas	2		1
San Diego, California		1	2
Indianapolis, Indiana	2		1
Chandler, Arizona	1
Brooklyn, New York			1
Hattiesburg, Mississippi	1
Edmond, Oklahoma			2
Pender, Virginia			1
Ocala, Florida			1
Cedar Park, Texas		1
	36	3	12

Franchise Site Development and Expansion

Our restaurant locations are critical to our long-term success, and we devote significant resources to assessing each prospective site. We have developed specific criteria to evaluate each site. We continuously review these criteria and adjust them as warranted by changing circumstances in our business or local operating conditions.

We focus our site searches on metropolitan areas where daytime population is dense, as well as near tech centers, government complexes and medical centers where large numbers of administrative and professional people are employed. Preferred locations include shopping center end-caps and free standing buildings near large intersections, residential areas, offices, retail outlets, universities, recreational facilities and hospitals. We also consider traffic patterns, area restaurant competition, the likely impact on sales of our nearby restaurants, parking, accessibility, potential restaurant size and visibility. In larger metropolitan regions, we generally open restaurants in urban storefronts. We use a combination of our own development staff and outside real estate brokers to locate, evaluate and negotiate new sites.

The cost to open a Spicy Pickle restaurant depends on the type of real estate, the location of the site and the amount of construction required. We generally lease the premises and build-out the tenant improvements for our restaurants. We sometimes receive landlord development and/or rent allowances for leasehold improvements, furniture, fixtures and equipment.

Government Regulation

We are subject to various federal, state and local laws affecting our business. Each of our restaurants must comply with licensing and regulation by a number of governmental authorities, which include health, sanitation, safety and fire agencies in the state or municipality in which the restaurant is located. In addition, we must comply with various state laws that regulate the franchisor/franchisee relationship.

We are also subject to federal and state laws governing employment and pay practices, overtime, tip credits and working conditions. The bulk of our employees are paid on an hourly basis at rates related to the federal and state minimum wages.

We are also subject to federal and state child labor laws, which, among other things, prohibit the use of certain “hazardous equipment” by employees 18 years of age or younger. Under the American with Disabilities Act, we could be required to expend funds to modify our restaurants to better provide service to, or make reasonable accommodation for the employment of, disabled persons. We continue to monitor our facilities for compliance with the Americans with Disabilities Act in order to conform to its requirements. We believe future expenditures for such compliance would not have a material adverse effect on our operations.

Intellectual Property

We have registered the following marks with the United States Patent and Trademark Office: Spicy Pickle (Registration No. 2,905,597), Spicy Pickle Sub Shop (Registration No. 2,918,645) and Spicy Pickle PaninisSaladssSubs (Registration No. 3,182,753). We also have a Canadian registration for the Spicy Pickle name and logo.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

The following discussion and analysis of financial condition and results of operations should be read in conjunction with our financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors discussed in "Risk Factors" and elsewhere in this prospectus.

Overview

Our sole business is the franchise and operation of Spicy Pickle restaurants. Spicy Pickle is a fast casual restaurant where made-to-order panini, submarine-style sandwiches, pizzetti (Neapolitan thin crust pizza), and salads created by our founders are served using fresh-baked breads and high-quality ingredients. Although prices are set by franchisees at the store level and vary from location to location, sandwiches typically cost between $6.45 and $7.25 with small and large soups and salads ranging from $3.45 to $7.95. An individual size pizzetti ranges from $7.45 to $7.95. Our goal is to deliver a delicious flavor profile, an exceptional customer experience, and an enjoyable atmosphere in our locations; we cannot assure you that we will succeed. We believe our menu items appeal to diners of all ages and preferences, and we expect to accommodate breakfast, lunch and dinner segments soon.

We market our menu primarily through targeted local store marketing efforts, mail drops, and print campaigns, as well as through other grass roots efforts. The "Spicy Pickle" brand name has existed for eight years. We are headquartered in Denver, Colorado.

The first Spicy Pickle restaurant was launched in 1999 by founders Kevin Morrison and Anthony Walker under the name Spicy Pickle, LLC. In late 2001, there were three restaurants, two in Denver and one in Lakewood, a Denver suburb. By January 2003, we organized Spicy Pickle Franchising, LLC and launched the Spicy Pickle brand as a national franchise and recruited Marc Geman, former president of the PretzelMaker franchise, as our Chief Executive Officer.

As of December 31, 2007, we had 35 franchised restaurants and one company-owned restaurant opened. The company-owned restaurant is a replacement for a company-owned restaurant that closed in November 2006. Co-located with this restaurant is a bakery.

Our prior company restaurant, which we used as a training restaurant, operated at a loss. This loss is primarily due to higher labor costs at a restaurant that is used for training purposes. The number of employees per shift is higher than a normal restaurant, and the employees are less productive during the training period. We anticipate that our new company restaurant will also operate at a loss for its first year of operations.

Our franchise agreements include build-out schedules for franchisee restaurants. Based on current franchise agreements and construction schedules, we believe there will be approximately 60 to 65 Spicy Pickle, franchisee-owned and operated restaurants and at least 5 company-operated restaurants open by the end of 2008.

As of December 31, 2007, we have sold 102 franchises. Of the franchises sold, 35 franchise restaurants are opened and operating, 3 franchise restaurants are under construction, 10 franchise sites are under lease negotiation (we have either received an actual lease that is being reviewed or a letter of intent), 1 franchise restaurant closed and 53 franchise sites are subject to area development agreements. An area development agreement is entered into when a franchisee has purchased the rights to a geographic area with a set number of stores in that area.

We completed a bakery co-located with our new Denver company restaurant that will supply the Spicy Pickle restaurants in the Denver, Boulder, Colorado Springs, and Ft. Collins areas with daily fresh-baked bread beginning in January 2008. This bakery will replace the current supplier of our artisan breads and is expected to result in a food cost savings for the franchisees in that market. Spicy Pickle restaurants outside this market are equipped for bread baking at the store location.

Our locations and marketing efforts are directed principally to white collar administrative, managerial, professional, and sales personnel, who are generally found in and near downtown districts, technological centers, universities, hospitals and government complexes.

We currently derive our revenue from the sale of franchises, from royalties paid by franchisees and from the sale of food and beverages at the company store we opened in December 2007. Our business is headquartered in Colorado, and we have a high concentration of restaurants in the Rocky Mountain region. Additionally, we have franchises opened and planned in a number of other regions in the United States. Our restaurant locations (including both company-owned and franchisee-owned), including those under construction and lease negotiation as of December 31, 2007, are:

Location	Restaurants Operating	Under Construction	In Lease Negotiation
Denver, Colorado	5		2
Boulder, Colorado	2
Ft. Collins, Colorado	1	1
Aurora, Colorado	1
Littleton, Colorado	1
Centennial, Colorado	1
Lone Tree, Colorado	1
Greenwood Village, Colorado	1
Federal Heights, Colorado	1
Johnstown, Colorado	1
Colorado Springs, Colorado	2
Louisville, Colorado	1
Englewood, Colorado	1
Ashburn, Virginia	1
Sioux Falls, South Dakota	1
Portland, Oregon	2
Poway, California	1
Sacramento, California	1
Henderson, Nevada	1
Reno, Nevada	2
Chicago, Illinois	1
Cincinnati, Ohio	1		1
Austin, Texas	2		1
San Diego, California		1	2
Indianapolis, Indiana	2		1
Chandler, Arizona	1
Brooklyn, New York			1
Hattiesburg, Mississippi	1
Oklahoma City, Oklahoma			2
Pender, Virginia			1
Ocala, Florida			1
Cedar Park, Texas		1	0
	36	3	12

We intend to increase our revenues by adding new company-owned stores, selling new franchises and expanding consumption of our food products at all stores. General economic and industry conditions may affect our ability to do so and our revenue performance.

Critical Accounting Policies and Estimates

The preparation of our financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting periods. Actual results could differ from those estimates. A summary of accounting policies that have been applied to the historical financial statements presented in this registration statement can be found in the footnotes thereto. We consider certain of these accounting policies to be critical as they are important to the portrayal of our financial condition and results of operations and may require judgments on the part of management about matters that are uncertain. We have identified the following accounting policies that are important to the presentation of financial information in this registration statement.

Revenue Recognition

Initial Franchise Fees - We enter into franchise agreements that grant franchisees the exclusive right to develop and operate businesses at certain locations. Initial franchise fees are recognized as revenue when all material services and conditions required to be performed by us have been substantially completed, which is generally when the restaurant opens. Initial franchise fees were $135,000 and $60,000 for the years ended December 31, 2006 and 2005, respectively, and $295,000 and $105,000 for the nine months ended September 30, 2007 and 2006, respectively.

Royalty Fees - Pursuant to the franchise agreements, franchisees are required to pay royalties to us at the rate of 5% of weekly gross sales as reported to us through the franchisees’ point of sale systems. Royalties are recognized as revenue in the period corresponding to the reported period. Royalty fees were $294,481 and $209,835 for the years ended December 31, 2006 and 2005, respectively, and $389,254 and $212,681 for the nine months ended September 30, 2007 and 2006, respectively.

With regard to royalty fees, our franchisees grant us the right to extract data from their point of sale systems in each restaurant they operate. We receive weekly reports on sales at each franchise location and calculate our revenue directly from those reports. This allows for extremely accurate accounting of our revenue stream from royalty fees. We do not anticipate any future change in the method of reporting.

Rebates - We receive rebates from purveyors that supply products to our franchisees. Rebates related to franchisees are included in Franchise Fees and Royalties. The rebates are recorded when earned. Rebates that relate to the company-owned restaurant are offset against restaurant cost of sales. Rebates related to franchisees were $79,638 and $60,683 for the years ended December 31, 2006 and 2005, respectively, and $101,605 and $54,219 for the nine months ended September 30, 2007 and 2006, respectively.

Product Sales – Prior to the fourth quarter of 2007, we sold logo products to our franchisees. Sales were recognized when products were shipped to the franchisee. These types of sales are now handled by a third-party supplier who sells directly to our franchisees.

Restaurant Sales - We record revenue from company-owned restaurant sales upon delivery of the related food and other products to customers. Our restaurant sales are either cash or credit card (which are pre-approved) sales and, therefore, no estimate for collectibility is necessary.

Advertising Costs

Franchisees must contribute to an advertising fund established by us at a rate of up to 2% of total franchisee gross sales. In our discretion, we may spend more or less than our actual advertising receipts from the franchisees. Advertising fees collected were $200,455 and $75,483 for the years ended December 31, 2006 and 2005, respectively, and $155,687 and $93,039 for the nine months ended September 30, 2007 and 2006, respectively. These fees are offset against actual advertising expenses, which are recognized when incurred. We incurred advertising expenses of $242,906 and $227,329 for the years ended December 31, 2006 and 2005, respectively, and $302,199 and $111,482 for the nine months ended September 30, 2007 and 2006, respectively. We paid those expenses from the advertising fund and from our own funds. The net amounts reflected as advertising costs in the financial statements are $42,451 and $151,846 for the years ended December 31, 2006 and 2005, respectively, and $146,512 and $18,444 for the nine months ended September 30, 2007 and 2006, respectively.

Rent Expense

We recognize rent expense on a straight-line basis over the reasonably assured lease term as defined in the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 98, "Accounting for Leases.'' In addition, certain of our lease agreements provide for scheduled rent increases during the lease term or for rental payments commencing on a date other than the date of initial occupancy. We include any rent escalations and construction period and other rent holidays in our determination of straight-line rent expense. Therefore, rent expense for new locations is charged to expense beginning with the start of the construction period.

Equity-Based Compensation

On January 1, 2006, we adopted FASB SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”), which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors including employee stock options based on estimated fair values. SFAS 123(R) supersedes our previous accounting under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.” In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to SFAS 123(R). We have applied the provisions of SAB 107 in our adoption of SFAS 123(R).

SFAS 123(R) requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in our statement of operations. Prior to the adoption of SFAS 123(R), we had no stock-based compensation awarded to employees and directors.

Recent Pronouncements

We have reviewed all recently issued, but not yet effective, accounting pronouncements and do not believe the future adoption of any such pronouncements may be expected to cause a material impact on our financial condition or the results of our operations.

On February 15, 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115” (“SFAS 159”). This standard permits an entity to measure many financial instruments and certain other items at estimated fair value. Most of the provisions of SFAS 159 are elective; however, the amendment to FASB Statement No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” applies to all entities that own trading and available-for-sale securities. The fair value option created by SFAS 159 permits an entity to measure eligible items at fair value as of specified election dates. The fair value option (a) generally may be applied instrument by instrument, (b) is irrevocable unless a new election date occurs, and (c) must be applied to the entire instrument and not to only a portion of the instrument. SFAS 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity (i) makes that choice in the first 120 days of that year, (ii) has not yet issued financial statements for any interim period of such year, and (iii) elects to apply the provisions of FASB Statement No. 157. Management is currently evaluating the impact of SFAS 159, if any, on our financial statements.

We believe that any estimates or assumptions we have made in the past have been accurate. We do not anticipate that any estimate or assumption is likely to change in the future. We also believe that, due to the nature of our business, there should not be any change to our accounting policies in the future.

Results of Operations

Operating Statistics
The following analysis shows operating statistics for the nine months ended September 30, 2007 and 2006:

	2007		2006
	Amount	As a Percentage of Total Revenue	Amount	As a Percentage of Total Revenue
Revenues:
Restaurant sales	$-	-	$360,947	44.94%
Franchise fees and royalties	803,226	100.00%	442,277	55.06%
Total revenue	803,226	100.00%	803,224	100.00%

Operating costs and expenses:

		As a Percentage of Restaurant Sales		As a Percentage of Restaurant Sales
Restaurant:
Cost of sales	-	-	142,005	39.34%
Labor	-	-	138,523	38.38%
Occupancy	-	-	58,787	16.29%
Other operating cost	-	-	50,351	13.95%
Total restaurant operating expenses	-	-	389,666	107.96%

		As a Percentage of Franchise Fees and Royalties		As a Percentage of Franchise Fees and Royalties
Franchise and general:
Cost of sales	20,185	2.51%	70,376	15.91%
General and administrative	3,144,726	391.51%	1,251,429	282.95%
Depreciation	19,044	2.37%	13,000	2.94%
Total franchise and general expenses	3,183,955	396.39%	1,334,805	301.80%

		As a Percentage of Total Revenue		As a Percentage of Total Revenue
Total operating costs and expenses	3,183,955	396.39%	1,724,471	214.69%

(Loss) from operations	(2,380,729)	(296.40)%	(921,247)	(114.69)%

Other income and (expense):
Other income	105	-	-	-
Interest income (expense)	37,717	4.70%	14,663	1.83%
Total other income and (expense)	37,822	4.71%	14,663	1.83%

Net (loss)	$(2,342,907)	(291.69)%	$(906,584)	(112.87)%

The components of revenue are restaurant sales for company-owned restaurants and royalties and franchise fees for our franchise operations. In November of 2006, we closed our company-owned restaurant as the lease had expired. Accordingly, there were no restaurant operations for the nine months ended September 30, 2007. In December 2007, we opened a new restaurant located within 10 miles of the original location.

During the nine months ended September 30, 2007, franchise fees and royalties increased $360,949 (81.6%) to $803,226 from $442,277 in 2006. This increase is due to the greater number of franchises sold and the number of opened franchised restaurants in 2007. Initial franchise fees are recognized as revenue when all material services and conditions required to be performed by us have been substantially completed, which is generally when the restaurant opens. For the nine months ended September 30, 2007, we recognized franchise fees of $295,000. This represented eleven locations opened during this period. For the nine months ended September 30, 2006, we recognized franchise fees of $105,000. This represented four locations opened during this period.

Deferred franchise revenue, which is not included in the statement of operations, increased $185,000 (27.0%) from $685,000 at December 31, 2006 to $870,000 at September 30, 2007. Deferred franchise revenue represents franchise fees paid to us for restaurants that have not yet opened. Until the restaurant is opened, no revenue is recognized, but cash is available to us for start-up costs.

Royalty fees increased by $176,573 (83.0%) from $212,681 in 2006 to $389,254 in 2007 primarily as a result of more franchise locations being open during the period ended September 30, 2007 as compared to the same period in 2006. For the nine-month period ended September 30, 2007, we had 27 operating franchise locations. Three of those locations opened toward the end of the period and did not have a significant effect on royalty income. For the nine-month period ended September 30, 2006, we collected revenue from 15 locations.

There are two main components of operating expenses, restaurant operating expenses and franchising and general expenses. There were no restaurant operations in the nine-month period ended September 30, 2007.

The following table sets forth details of the costs that make up general and administrative expenses and the differences for the nine months ended September 30, 2007 as compared to the nine months ended September 30, 2006:

	2007	2006	Difference
Personnel cost	$1,323,513	$496,870	$826,643
Stock options (fair value)	278,544	-	278,544
Professional fees	200,238	355,132	(154,894)
Travel and entertainment	285,218	157,023	128,195
Marketing, advertising, promotion	146,512	18,444	128,068
Investor relations	346,032	-	346,032
Rent	108,404	46,972	61,432
Office supplies and expenses	68,322	25,619	42,703
Communication	98,246	28,136	70,110
MIS/IT	70,732	19,232	51,500
Other general and administrative expenses	218,965	104,001	114,964
Total general and administrative expenses	$3,144,726	$1,251,429	$1,893,297

General and administrative expense increased $1,893,297 (151.3%) from $1,251,429 for the nine months ended September 30, 2006 to $3,144,726 for the nine months ended September 30, 2007. The increase relates to the increased number of franchises and our increased activity in seeking out new franchisees. We increased the number of employees from 16 to 20 and had an increase in personnel cost of $826,643 (166.4%) from $496,870 in 2006 to $1,323,513 in 2007. During the nine months ended September 30, 2006, we granted no stock options. During the nine months ended September 30, 2007, we granted 2,180,000 options. The fair value of the options granted and expensed was $278,544. Professional fees, which are comprised of legal, accounting and consulting fees, decreased $154,894 (43.6%) from $355,132 in 2006 to $200,238 in 2007. The decrease was due to the cost associated with the registration statement we filed in 2006. We expect that professional fees will increase in future periods as we incur costs associated with being a public company and increased legal costs for leasing activities. Travel and entertainment costs increased $128,195 (81.6%) from $157,023 in 2006 to $285,218 in 2007. The increase is due to the increase in the number of new stores opened during the nine months ended September 30, 2007 as compared to the same period in 2006. We believe that these costs will increase in future periods as we and our franchisees continue to open more restaurants. Our franchisees pay an advertising fee equal to 2% of the gross revenue of the franchised restaurants they operate. Our accounting policy is to offset the amounts collected from the franchisees against actual advertising expenses. The amount collected for the nine months ended September 30, 2007 was $155,687 as compared to $93,039 in the 2006 period. Actual expenses for the nine-month period ended September 30, 2007 were $302,199 as compared to $111,482 for the nine-month period ended September 30, 2006. This increase was primarily due to increased marketing efforts to attract new franchisees as well as increased local advertising for a greater number of restaurants. We anticipate marketing, advertising and promotion expenses will increase in proportion to the increase in the total number of restaurants. Our common stock began being quoted on the OTCBB on August 20, 2007. We engaged a number of investor relation firms to assist with our awareness to the public market. The contracts were for varying time periods from three months to one year. A portion of the consulting fees were paid for with restricted stock. For the nine months ended September 30, 2007, we paid $245,824 in cash and $977,500 in restricted stock. As of September 30, 2007, there was a balance of $177,123 included in prepaid expenses and $877,292 is an offset against equity. This amount represents the fair market value of the stock not as yet charged to expense. Other general and administrative expenses increased across the board as our business grew and were anticipated.

The net loss for the nine months ended September 30, 2007 was $2,342,907 compared to a loss of $906,584 for the same period in 2006 for an increased loss of $1,436,323. The loss from operations was $2,380,729 for the nine months ended September 30, 2007 compared to loss from operations of $921,247 for the nine months ended September 30, 2006. The increase in the loss from operations was primarily due to increased personnel expenses, the cost of stock options, investor relations costs and increases in other operating expenses as discussed above.

Operating Statistics
The following analysis shows operating statistics for the years ended December 31, 2006 and 2005:

	2006		2005
	Amount	As a Percentage of Total Revenue	Amount	As a Percentage of Total Revenue
Revenues:
Restaurant sales	409,018	45.85%	485,708	56.56%
Franchise fees and royalties	482,991	54.15%	373,005	43.44%
Total revenue	892,009	100.00%	858,713	100.00%

Operating costs and expenses:

		As a Percentage of Restaurant Sales		As a Percentage of Restaurant Sales
Restaurant:
Cost of sales	160,728	39.30%	184,913	38.07%
Labor	154,619	37.80%	164,689	33.91%
Occupancy	67,951	16.61%	67,840	13.97%
Other operating cost	50,582	12.37%	50,724	10.44%
Total restaurant operating expenses	433,880	106.08%	468,166	96.39%

		As a Percentage of Franchise Fees and Royalties		As a Percentage of Franchise Fees and Royalties
Franchise and general:
Cost of sales	18,510	3.83%	42,487	11.39%
General and administrative	1,834,571	379.84%	764,657	205.00%
Depreciation	18,575	3.85%	12,090	3.24%
Total franchise and general expenses	1,871,656	387.52%	819,234	219.63%

		As a Percentage of Total Revenue		As a Percentage of Total Revenue
Total operating costs and expenses	2,305,536	258.47%	1,287,400	149.92%

(Loss) from operations	(1,413,527)	-158.47%	(428,687)	-49.92%

Other income and (expense):
Other income	29,556	3.31%	(2,853)	-0.33%
Interest income (expense)	986	0.11%	0	0.00%
Total other income and (expense)	30,542	3.42%	(2,853)	-0.33%

Net income (loss)	(1,382,985)	-155.04%	(431,540)	-50.25%

For the twelve months ended December 31, 2006, total revenue increased $33,296 (3.88%) from $858,713 in 2005 to $892,009 in 2006. For the twelve months ended December 31, 2006, restaurant sales decreased by $76,690 over the same period in 2005. This decrease is the result of the restaurant operating for 10 months in 2006 and twelve months in 2005. The lease on this restaurant expired in November 2006, and we elected not to renew it. For the year ended December 31, 2006, franchise fees and royalties increased $109,986 (29.49%) over the same period in 2005. The increase relates directly to the number of franchised restaurants sold and opened. For the year ended December 31, 2006, we recognized franchise fees of $170,000. This represented six locations opened during this period. During the period ended December 31, 2005, we recognized franchise fees of $60,000. This represented two locations opened in 2005. Deferred franchise revenue (not included in the statement of operations) increased $435,000 from $250,000 at December 31, 2005 to $685,000 at December 31, 2006. At December 31, 2006, there were deferred fees for 48 new locations. Royalty fees increased approximately $84,646 as a result of more operating locations in 2006 than in 2005. These increases were offset by a decrease in product sales to our franchisees of $23,977. At December 31, 2006, there were 16 operating locations compared to 12 operating locations at December 31, 2005.

Operating expenses for the year ended December 31, 2006 increased $1,018,136 (79.08%) from $1,287,400 in 2005 to $2,305,536 in 2006. $1,052,422 of the increase related to costs and expenses of the franchise operations offset by a decrease in restaurant operating costs of $34,286.

The following table sets forth details of the costs that make up franchise and general expenses and the differences for the year ended December 31, 2006 as compared to December 31, 2005.

	2006	2005	Difference
Personnel cost	$800,722	$196,212	$604,510
Stock options (fair value)	7,595	-	7,595
Professional fees	444,512	117,492	327,020
Travel and entertainment	211,039	86,542	124,497
Marketing, advertising, promotion	107,532	261,552	(154,020)
MIS/IT	32,812	12,738	20,074
Rent	60,349	50,441	9,908
Office supplies and expenses	44,194	32,413	11,781
Communication	38,919	26,574	12,345
Other general and administrative expenses	86,897	56,096	30,801
Total general and administrative expenses	$1,834,571	$840,060	$994,511

Franchise and general expenses increased $994,511 (118.4%) from $840,060 for the year ended December 31, 2005 to $1,834,571 for the year ended December 31, 2006. The increase related to the increased number of franchises and our increased activity in seeking new franchisees. Our franchisees pay an advertising fee equal to 2% of the gross revenue of the franchised restaurants they operate. Our accounting policy is to offset the amounts collected from the franchisees against actual advertising expenses. The amount collected for the year ended December 31, 2006 was $200,455 as compared to $75,483 for the year ended December 31, 2005. Actual expenses for the year ended December 31, 2006 were $242,906 as compared to $227,329 for the year ended December 31, 2005. This increase was primarily due to an increase in advertising resulting from a greater number of markets. The net amount charged to expense for advertising on behalf of our restaurant operations was $42,451 for the year ended December 31, 2006 and $151,846 for the year ended December 31, 2005. In addition, we spent $65,081 in 2006 for marketing efforts to attract new franchisees as compared to $109,706 in 2005. Consulting fees, accounting fees and legal fees included in professional fees accounted for $262,206, $40,381 and $24,433 of the increase, respectively. We expect higher legal and accounting fees as a result of becoming a public company. In order to service our increased number of operating locations and to continue to increase the number of franchises, we hired more employees. The number of employees, not including restaurant employees, increased from seven at December 31, 2005 to 18 at December 31, 2006. This resulted in an increase in personnel cost of $604,510 (308.1%) from $196,212 in 2005 to $800,722 in 2006. Other general and administrative expenses increased across the board as our business grew and were anticipated.

The net loss for the year ended December 31, 2006 was $1,382,985 compared to a loss of $431,540 for the same period in 2005 for an increased loss of $951,445 (220.5%). The loss from operations was $1,413,527 in the year ended December 31, 2006 compared to $428,687 for the year ended December 31, 2005. The increase in the loss from operations of $984,840 (229.7%) was primarily due to increased payroll expenses, professional fees and increases in other operating expenses.

Liquidity and Capital Resources

As of September 30, 2007

At September 30, 2007, we had a working capital of $136,266 as compared to working capital of $433,756 at December 31, 2006. This decrease in working capital during the nine months ended September 30, 2007 was primarily due to our net loss offset by the sale of our common stock. During the nine months ended September 30, 2007, we used cash in operating activities of $1,897,735 as compared to cash used in operations of $176,709 for the same period in 2006. We also used cash for the acquisition of assets in the amount of $51,702 in 2007 as compared to $36,661 in 2006. We receive payments from franchisees when they sign a franchise agreement. We do not include payments in revenue until such time as the franchisee opens the restaurant. The amount recorded as deferred revenue at September 30, 2007 was $870,000, an increase of $185,000 compared to December 31, 2006. Although not recorded as revenue, these payments provide working capital.

During the nine months ended September 30, 2007, we repaid a note to related parties of $30,000. The note related to the purchase of our company-owned store in 2005.

Accounts receivable increased as a result of increased business. We did not have any notes receivable at December 31, 2006. A new franchisee purchased a ten store market in southern California for $140,000. In connection with that purchase, in 2007 we accepted $50,000 in cash and a note for $90,000 for the balance due. Payment on the note began in August 2007 and will be due every 3 months thereafter. The note bears interest at a rate of 5% per annum. One of our franchisees sold a store to a new franchisee. As part of the transaction, in 2007 we advanced $10,000 to the selling franchisee on behalf of the new franchisee and accepted a note from the new franchisee as payment. The same individual purchased the rights to a second store for $15,000. In 2007, we accepted a note for that payment as well. Both notes, totaling $25,000, are due early 2008. Prepaid expenses increased primarily as a result of incurring investor relations expenses that were prepaid for periods varying from three months to one year. Inventories decreased as we are transitioning to the use of a third-party outside vendor for logo merchandise for our franchisees.

The note payable that existed at December 31, 2006 was paid in January 2007. The increase in accounts payable was in the normal course of business and expected. Accrued expenses increased as a result of timing of payroll at September 30, 2007. The increase in deferred franchise fee revenue resulted from additional sales of franchises net of store openings.

Investing activities, primarily acquisition of property and equipment, used $51,702 in the nine months ended September 30, 2007 as compared to $36,661 in 2006.

Pursuant to a public offering that commenced on March 15, 2007 and terminated November 15, 2007, we sold 4,462,588 shares of our common stock at a price of $.40 per share for gross proceeds of $1,785,039, less offering expenses of $162,361, for net proceeds of $1,622,678.

Pursuant to a private equity financing that was completed on December 14, 2007, we sold 705 shares of our Series A Preferred Stock for gross proceeds of $5,992,500, less offering expenses of approximately $369,640, for net proceeds of $5,622,860. The Series A Preferred Stock has a par value $0.001 per share and stated value of $8,500 per share. Each share of the Series A Preferred Stock is immediately convertible into 10,000 shares of our common stock. Additionally, we will pay each holder of Series A Preferred Stock cumulative dividends at a rate per share of 5% per annum until the second anniversary of the original issue date, 7.5% per annum from the second anniversary of the original issue date until the third anniversary of the original issue date, and 14% per annum thereafter, payable semi-annually on January 1 and July 1, beginning on July 1, 2008, and until conversion or redemption of the Series A Preferred Stock. Such dividends are payable in cash or, at our option, in shares of common stock or a combination thereof.

Additionally, the investors received warrants to purchase an aggregate of 5,287,500 shares of our common stock at an exercise price of $1.60 per share. Should the warrants be exercised in full, we would receive additional proceeds from the offering of $8,460,000.

In connection with this financing, among other payments, we paid cash compensation to a placement agent in the amount of $245,140 and issued it 288,400 warrants, exercisable at $1.60 per share beginning one year after the date of issue and continuing for a period of five years from the date of issue. Also, the placement agent may be entitled to 216,300 additional warrants based on subsequent exercise of warrants by certain investors.

The net proceeds from the financing are to be used for capital expenditures necessary to expand our company-owned and franchising operations.

Our need to raise additional equity or debt financing and our ability to generate cash flow from operations will depend on our future performance and our ability to successfully implement our stated business and growth strategies. Our results of operations will also be affected by prevailing economic conditions. Many of these factors are beyond our control. If our current working capital is insufficient to fund the implementation of our business plan (due to a change in our plans or a material inaccuracy in our assumptions, or as a result of unanticipated expenses, or other unanticipated problems), we will be required to seek additional financing sooner than currently anticipated in order to proceed with such implementation. In the event that we need additional capital and are unable to obtain it, we could be left without sufficient liquidity.

At September 30, 2007, we had no obligations that would qualify as off-balance sheet arrangements requiring disclosure.

As of December 31, 2006

At December 31, 2006, we had working capital of $433,756, as compared to negative working capital of $218,814 at December 31, 2005. The increase in working capital is primarily due to increased operating activities and losses as offset by increased fund raising activities. During 2006, we completed the sale of 2,000,000 shares of our common stock for gross proceeds of $2,000,000 offset by offering expenses of $110,449 for net proceeds of $1,889,551. During the year ended December 31, 2006, we used cash in operating activities of $590,640 as compared to cash used in operations of $188,401 for the same period in 2005. We also used cash for the acquisition of assets in the amount of $119,811 in 2006 as compared to $12,866 in 2005. We receive payments from franchisees when they sign a franchise agreement. We do not include payments in revenue until such time as the franchisee opens the restaurant. The amount recorded as deferred revenue at December 31, 2006 was $685,000, an increase of $435,000 compared to December 31, 2005. Although not recorded as revenue, these payments provide working capital.

At December 31, 2006, we had contractual obligations for operating leases of approximately $1,655,562, of which $234,095 was due in less than one year.

As of December 31, 2007, our aggregate minimum requirements under non-cancelable leases are as follows:

2008	$192,476
2009	212,377
2010	217,034
2011	221,765
2012	203,868
Later years	647,853
$1,695,373

Summary – December 31, 2007

As a result of our recent fund raising activity we have significant cash, approximately $5,500,000, with which to implement our business strategy.

Our need to raise additional equity or debt financing and our ability to generate cash flow from operations will depend on our future performance and our ability to successfully implement our stated business and growth strategies. Our results of operations will also be affected by prevailing economic conditions. Many of these factors are beyond our control. If our working capital is insufficient to fund the implementation of our business plan (due to a change in our plans or a material inaccuracy in our assumptions, or as a result of unanticipated expenses, or other unanticipated problems), we will be required to seek additional financing sooner than currently anticipated in order to proceed with such implementation. In the event that we need additional capital and are unable to obtain it, we could be left without sufficient liquidity.

In the past we have issued common stock to our consultants and professional services providers in lieu of cash payments for these services. We may continue this practice to conserve our cash to pay for operations, product development and inventory.

At December 31, 2007, we had no obligations that would qualify to be disclosed as off-balance sheet arrangements.

Employees

As of December 31, 2007, we had 30 full-time employees and 26 part-time employees. Management believes that our relationship with our employees is good. We intend to hire additional employees in the near future as we expand.

DESCRIPTION OF PROPERTY

Our corporate headquarters are located at 90 Madison Street, Suite 700, Denver, Colorado, in approximately 10,200 square feet of space that we lease. Our rent is currently $7,964 per month, and the remaining lease term is four years and nine months. Rent increases in 2008 and 2009.

We lease approximately 3,500 square feet located at 1298 Broadway, Denver, Colorado. This facility includes a restaurant and a bakery that will service area franchisees; we opened the facility on December 17, 2007. Our rent on this facility is currently $4,081 per month. Rent increases in 2012. Our lease is through April 2017. We may renew the lease for up to two, five-year terms.

We lease approximately 1,800 square feet at 2300 Parker Road, Aurora, Colorado. We are currently in the initial stages of developing this property into a restaurant facility. The rent will commence on this property in April 2008 at a rate of $5,250 per month. The lease expires in 2018. We may renew the lease for up to two, five-year terms.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Two of our officers, Anthony Walker and Kevin Morrison, were also the founders and sole members of Spicy Pickle, LLC. Spicy Pickle, LLC created the Spicy Pickle restaurant concept, and its primary business was the operation of the three original Spicy Pickle restaurants. When Spicy Pickle Franchising, LLC was formed in January 2003, each of Mr. Walker, Mr. Morrison and Marc Geman contributed approximately $1,000 in cash to the Company in exchange for a one-third membership interest in the Company.

In 2006, Arnold Tinter, our Chief Financial Officer, received 100,000 shares from us as payment for financial consulting services he provided prior to being employed by the Company as its Chief Financial Officer.

On December 14, 2007, Raymond BonAnno and Presley Reed, two of our directors, Keith and Angela Oxenreider, the son-in-law and daughter of director Raymond BonAnno, and R. James BonAnno, Jr., the son of director Raymond BonAnno, participated in the transaction pursuant to which we sold an aggregate of 705 shares of Series A Preferred Stock and warrants to purchase an aggregate of 5,287,500 shares of common stock for an aggregate purchase price of $5,992,500. Mr. BonAnno and his wife purchased 12 shares of Series A Preferred Stock and warrants to purchase 90,000 shares of common stock for $102,000. Mr. Reed and his wife purchased 120 shares of Series A Preferred Stock and warrants to purchase 900,000 shares of common stock for $1,020,000. Mr. and Mrs. Oxenreider purchased 12 shares of Series A Preferred Stock and warrants to purchase 90,000 of common stock for $102,000. Mr. BonAnno, Jr. purchased 12 shares of Series A Preferred Stock and warrants to purchase 90,000 of common stock for $102,000.

In 2007, Jones and Cannon PC, a law firm of which L. Kelly Jones (a director of the Company) is a partner, received for legal services rendered $19,000 in cash and 50,000 shares of common stock valued at $20,000. As of December 31, 2007, we owe Jones and Cannon PC approximately $25,000 for legal services rendered.

Director Independence

The following members of the Company’s Board of Directors are independent directors as that term is defined by NASDAQ Rule 4200(a)(15): Raymond BonAnno, Presley Reed and L. Kelly Jones. Neither member of the Company’s Audit Committee, whose members are Marc Geman and L. Kelly Jones, meets the Audit Committee independence requirements of NASDAQ Rule 4350(d).

EXECUTIVE COMPENSATION

The following table sets forth, for the last two fiscal years, the compensation earned for the services rendered in all capacities by our Chief Executive Officer (principal executive officer) and the Company’s two most highly compensated executive officers who earned more than $100,000. The individuals in the table are referred to herein as the "named executive officers."

Name and Principle Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option award ($)	Non equity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Marc Geman Chief Executive Officer	2007 2006	150,000 79,500	73,000 90,000	- -	95,561 -	- -	- -	- -	318,561 169,500

Arnold Tinter Chief Financial Officer	2007 2006	135,000 15,000	25,000 -	25,000	101,837 -	- -	- -	- -	261,837 40,000

Anthony Walker Chief Operating Officer	2007 2006	100,000 63,433	10,000 -	- -	48,843 -	- -	- -	- -	158,843 63,433

(1)
In August 2006, Mr. Geman received an increase in his salary to $150,000 per annum. Under Mr. Geman’s employment agreement, an increase to $360,000 per annum has been implemented. Bonuses awarded in 2006 and 2007 were granted by the compensation committee of the Board of Directors. Mr. Geman receives no compensation for his services as a director.

(2)
From September 2006 to July 2007, Mr. Tinter was compensated as an independent contractor at the rate of $5,000 per month. Subsequent to July 1, 2007, Mr. Tinter became a full-time employee of our Company and under a verbal agreement received $12,500 per month as compensation. The bonus awarded in 2007 was granted by the compensation committee of the Board of Directors.

(3)
In September 2006, Mr. Walker’s salary increased to $109,000 per annum. Under Mr. Walker’s employment agreement, an increase to $150,000 per annum has been implemented. Mr. Walker receives no compensation for his services as a director.

The following table sets forth, at December 31, 2007, information concerning unexercised options for each named executive officer. There were no stock awards outstanding at December 31, 2007.

Name	Number of securities underlying unexercised options (#) exercisable		Number of securities underlying unexercised options (#) unexercisable		Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date
(a)	(b)		(c)		(d)	(e)	(f)
Marc Geman	500,000	[1]	-		-	$0.6325	9/20/12
	-		500,000	[2]		$1.2600	12/14/12

Arnold Tinter	50,000	[3]	150,000	[4]	-	$0.2500	1/25/12
	400,000	[1]	-		-	$0.5750	9/20/12
	-		500,000	[2]	-	$1.1500	12/14/12

Anthony Walker	300,000	[1]	-		-	$0.6325	9/20/12

(1)	Options vested September 29, 2007.

(2)	100% of the options vest June 14, 2008.
(3)	Options vested January 25, 2007.
(4)	75,000 options vest January 25, 2008 and 75,000 options vest January 25, 2009.

There are no plans that provide for the payment of retirement benefits, or benefits that will be paid primarily following retirement, including but not limited to tax-qualified defined benefit plans, supplemental executive retirement plans, tax-qualified defined contribution plans and nonqualified defined contribution plans.

Other than as discussed below in “Executive Compensation - Employment Agreements,” there are no contracts, agreements, plans or arrangements, written or unwritten, that provide for payment to a named executive officer at, following, or in connection with the resignation, retirement or other termination of a named executive officer, or a change in control of our company or a change in the named executive officer's responsibilities following a change in control, with respect to each named executive officer.

The following table sets forth, for the year ended December 31, 2007, the compensation earned for the services rendered in all capacities by our directors.
Name	Fees earned or paid in cash ($)	Stock awards ($)	Option awards ($)	Non-equity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
L. Kelly Jones[1]	-	-	5,928	-	-	64,000	69,928
Raymond BonAnno [2]	-	-	5,928	-	-	-	5,928
Presley Reed [3]	-	-	5,928	-	-	-	5,928

(1)
During the year ended December 31, 2007, Mr. Jones was awarded options to purchase 100,000 shares of common stock, all of which were outstanding at December 31, 2007. The exercise price of the options is $.25 per share. At December 31, 2007, 50,000 options have vested, 25,000 will vest January 25, 2008 and 25,000 will vest January 25, 2009. The options expire January 25, 2012. Other compensation represents fees paid to Jones and Cannon PC for legal services rendered in connection with real estate leases. Mr. Jones is a partner in the law firm.

(2)
During the year ended December 31, 2007, Mr. BonAnno was awarded options to purchase 100,000 shares of common stock, all of which were outstanding at December 31, 2007. The exercise price of the options is $.25 per share. At December 31, 2007, 50,000 options have vested, 25,000 will vest January 25, 2008 and 20,000 will vest January 25, 2009. The options expire January 25, 2012.

(3)
During the year ended December 31, 2007, Mr. Reed was awarded options to purchase 100,000 shares of common stock, all of which were outstanding at December 31, 2007. The exercise price of the options is $.25 per share. At December 31, 2007, 50,000 options have vested, 25,000 will vest January 25, 2008 and 25,000 will vest January 25, 2009. The options expire January 25, 2012.

Employment Agreements

We have an employment agreement with our Chief Executive Officer, Marc Geman. His base salary is currently $360,000 per annum. The term is for three years and ends on August 13, 2009. If Mr. Geman is terminated without cause or resigns with good reason (as defined in his agreement, which good reason includes a change in control), then he receives a lump sum payment of his salary for a 12-month period as severance.

We have an employment agreement with our Chief Operating Officer, Anthony Walker. His base salary is currently $150,000 per annum. The term is for two years and ends on August 13, 2008. If Mr. Walker is terminated without cause or resigns with good reason (as defined in his agreement, which good reason includes a change in control), then he receives a lump sum payment of his salary for a 12-month period as severance.

We have an employment agreement with our Chief Culinary Officer, Kevin Morrison. His base salary is currently $150,000 per annum. The term is for two years and ends on August 13, 2008. If Mr. Morrison is terminated without cause or resigns with good reason (as defined in his agreement, which good reason includes a change of control), then he receives a lump sum payment of his salary for a 12-month period as severance.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There were no changes in or disagreements with our accountants on accounting and financial disclosure during the last two fiscal years or the interim period from January 1, 2008, through the date of this prospectus.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Our common stock is quoted on the OTCBB under the symbol “SPKL.” Trading of our stock on the OTCBB began on August 20, 2007. The following table sets forth, for the periods indicated, the reported high and low closing bid quotations for our common stock as reported by NASDAQ in the Info Quotes section of its website located at www.nasdaq.com. The bid prices reflect inter-dealer quotations, do not include retail markups, markdowns or commissions and may not represent actual transactions.

Quarter Ended	High Bid	Low Bid
December 31, 2007	$2.02	$0.92
September 30, 2007	$1.24	$0.48

Holders

We have approximately 93 record holders of our common stock as of December 31, 2007.

Dividends

We have not paid any cash dividends on our common stock, and we currently intend to retain any future earnings to fund the development and growth of our business. Any future determination to pay dividends on our common stock will depend upon our results of operations, financial condition and capital requirements, applicable restrictions under any credit facilities or other contractual arrangements or related to the Series A Preferred Stock and such other factors deemed relevant by our Board of Directors.

Transfer Agent

Our transfer agent, Corporate Stock Transfer, Inc., is located at 3200 Cherry Creek Drive South, Suite 430, Denver, CO 80209 and its phone number is (303) 282-4200.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock being offered in this offering. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules filed as part of the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. We will file annual reports on Form 10-KSB and quarterly reports on Form 10-QSB with the SEC as well as other required SEC filings. The reports and other information we file with the SEC can be read and copied at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information regarding the operation of the Public Reference Room by calling 1 (800) SEC-0330. The SEC also maintains a website (http://www.sec.gov) you can access that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. We will also make copies of our SEC filings available free of charge on our website www.spicypickle.com.

INDEX TO FINANCIAL STATEMENTS

Page
Financial Statements – Years Ended December 31, 2006 and 2005
Report of Independent Registered Public Accounting Firm	F-1
Consolidated Balance Sheets as of December 31, 2006 and 2005	F-2
Consolidated Statements of Operations for the years ended December 31, 2006 and 2005	F-3
Consolidated Statements of Equity (Deficit) for the years ended December 31, 2006 and 2005	F-4
Consolidated Statements of Cash Flows for the years ended December 31, 2006 and 2005	F-5
Notes to Consolidated Financial Statements	F-6 to F-15

Financial Statements – Nine Months Ended September 30, 2007 and 2006
Condensed Balance Sheets as of September 30, 2007 and December 31, 2006	FF-1
Condensed Statements of Operations for the nine months ended September 30, 2007 and 2006	FF-2
Condensed Statements of Equity for the period December 31, 2005 to September 30, 2007	FF-3
Condensed Statements of Cash Flows for the nine months ended September 31, 2007 and 2006	FF-4
Notes to Condensed Financial Statements	FF-5 to FF-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Spicy Pickle Franchising, Inc.
Denver, Colorado

We have audited the consolidated balance sheets of Spicy Pickle Franchising, Inc. (formerly Spicy Pickle Franchising, LLC) as of December 31, 2006 and 2005, and the related consolidated statements of operations, cash flows and changes in equity (deficit) for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Spicy Pickle Franchising, Inc. at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Gordon, Hughes & Banks, LLP
Greenwood Village, Colorado
March 19, 2007

Spicy Pickle Franchising, Inc.
(formerly - Spicy Pickle Franchising, LLC)
Consolidated Balance Sheets
December 31, 2006 and 2005

	2006	2005
Assets
Current assets:
Cash and cash equivalents	$1,198,982	$29,882
Restricted cash	-	6,245
Accounts receivable, trade	63,597	30,993
Accounts receivable, related party	-	1,750
Prepaid expenses and other current assets	29,171	5,794
Inventories	31,969	31,326
Total current assets	1,323,719	105,990

Property and equipment, at cost, net of accumulated depreciation	127,982	32,793

Deposits and other assets	30,107	8,705
Total assets	$1,481,808	$147,488

Liabilities and Equity (Deficit)
Current liabilities:
Current portion of notes payable to related parties	$30,000	$10,000
Accounts payable, trade	55,440	45,383
Accrued expenses and compensation	63,298	13,477
Accounts payable related parties	53,925	-
Deferred franchise revenue	685,000	250,000
Other	2,300	5,944
Total current liabilities	889,963	324,804

Long-term debt
Notes payable to related parties, less current portion	-	30,000
	889,963	354,804

Commitments and contingencies

Members' equity (deficit):
Contributed capital		781,209
Retained earnings (deficit)		(988,525)
Total members' equity (deficit)		(207,316)
Shareholder's equity:
Preferred stock, $.001 par value, 20,000,000 authorized, 0 issued and outstanding	-	-
Common stock, $.001 par value, 200,000,000 shares authorized, 40,996,455 and 0 shares issued and outstanding, respectively	40,996	-
Additional paid in capital	1,161,516	-
Accumulated (deficit)	(610,667)	-
Total shareholders' equity	591,845	-
Total liabilities and equity (deficit)	$1,481,808	$147,488

See accompanying notes to consolidated financial statements

Spicy Pickle Franchising, Inc.
(formerly - Spicy Pickle Franchising, LLC)
Consolidated Statements of Operations
Years Ended December 31, 2006 and 2005

	2006	2005
Revenues:
Restaurant sales	$409,018	$485,708
Franchise fees and royalties	482,991	373,005
Total revenues	892,009	858,713

Operating costs and expenses:
Restaurant:
Cost of sales	160,728	184,913
Labor	154,619	164,689
Occupancy	67,951	67,840
Other operating cost	50,582	50,724
Total restaurant operating expenses	433,880	468,166
Franchise and general:
Cost of sales	18,510	42,487
General and administrative	1,834,571	764,657
Depreciation	18,575	12,090
Total franchise and general expenses	1,871,656	819,234
Total operating costs and expenses	2,305,536	1,287,400

(Loss) from operations	(1,413,527)	(428,687)

Other expense:
Interest income (expense)	29,556	(2,853)
Other	986	-
	30,542	(2,853)

Net (loss)	$(1,382,985)	$(431,540)

Per unit information:
Basic and diluted (loss) per membership unit	$-	$(2.813)
Basic and diluted weighted average units outstanding	$-	$153,432

Per share information:
(2005 pro forma based upon conversion from membership units to common shares)
Basic and diluted (loss) per common share	$(0.038)	$(0.014)
Basic and diluted weighted average shares outstanding (pro forma - Note 6)	36,514,512	31,536,149

See accompanying notes to consolidated financial statements.

Spicy Pickle Franchising, Inc.
(formerly - Spicy Pickle Franchising, LLC)
Consolidated Statements of Equity (Deficit)
Years Ended December 31, 2006 and 2005

	Members' Equity			Shareholders' Equity
	Contributed Capital		Accumulated			Additional	Accumulated
	Units	Amount	Deficit	Shares	Amount	Paid In Capital	Deficit	Total
Balances January 1, 2005	149,274	$573,542	$(556,985)	-	$-	$-	$-	$16,557

Membership units issued for cash	15,572	432,500	-	-	-	-	-	432,500
Membership units redeemed	(9,872)	(197,500)	-	-	-	-	-	(197,500)
Assets purchase price in excess of net assets acquired		(27,333)	-	-	-	-	-	(27,333)
Net (loss) for the year	-	-	(431,540)	-	-	-	-	(431,540)
Balances December 31, 2005	154,974	781,209	(988,525)	-	-	-	-	(207,316)

Membership units issued for cash, net of offering costs of $110,449	38,920	1,889,551	-	-	-	-	-	1,889,551
Membership units issued for services	5,546	285,000	-	-	-	-	-	285,000
Net (loss) for the period January 1, 2006 to September 8, 2006	-	-	(772,318)	-	-	-	-	(772,318)
Conversion of membership units to common shares	(199,440)	(2,955,760)	1,760,843	40,996,455	40,996	1,153,921	-	-
Fair value of options granted	-	-	-	-	-	7,595	-	7,595
Net (loss) for the period September 9, 2006 to December 31, 2006	-	-	-	-	-	-	(610,667)	(610,667)
Balances December 31, 2006	-	$-	$-	40,996,455	$40,996	$1,161,516	$(610,667)	$591,845

See accompanying notes to consolidated financial statements.

Spicy Pickle Franchising, Inc.
(formerly - Spicy Pickle Franchising, LLC)
Consolidated Statements of Cash Flows
Years Ended December 31, 2006 and 2005

	2006	2005
Cash flows from operations:
Net (loss)	$(1,382,985)	$(431,540)
Adjustments to reconcile net (loss) to net cash (used) in operating activities:
Depreciation	24,622	19,235
Fair value of membership units issued for services	285,000	42,000
Stock based compensation expense	7,595	-
Changes in operating assets and liabilities:
Restricted cash	6,245	(6,245)
Accounts receivable , trade	(32,604)	(11,044)
Accounts receivable, related party	1,750	33,250
Prepaid expenses and other	(23,377)	(1,455)
Inventories	(643)	(28,202)
Deposits	(21,402)	(430)
Accounts payable, trade	10,057	30,481
Accounts payable, related parties	53,925	(9,256)
Accrued expenses and compensation	49,821	8,861
Deferred franchise revenue	435,000	160,000
Other liabilities	(3,644)	5,944
Net cash (used) by operating activities	(590,640)	(188,401)

Cash flows from investing activities:
Acquisition of property and equipment	(121,911)	(12,886)
Proceeds from the sale of property and equipment	2,100	-
Net cash (used) by investing activities	(119,811)	(12,886)

Cash flows from financing activities :
Proceeds from issuance of membership units	1,889,551	432,500
Redemption of membership units	-	(197,500)
Repayment of debt	(10,000)	-
Checks written in excess of deposits	-	(3,831)
Net cash provided by financing activities	1,879,551	231,169

Net increase in cash and cash equivalents	1,169,100	29,882
Cash and cash equivalents, beginning of the period	29,882	-

Cash and cash equivalents, end of the period	$1,198,982	$29,882

Supplemental cash flow information:
Notes payable issued for net assets acquired	$-	$40,000

See accompanying notes to consolidated financial statements.

Spicy Pickle Franchising, Inc.
(formerly Spicy Pickle Franchising, LLC)
Notes to Consolidated Financial Statements

1. Nature of Business

Spicy Pickle Franchising, Inc. ("Spicy Pickle" or the "Company”) was organized in the State of Colorado on January 14, 2003 as a limited liability company and on September 8, 2006 converted to a corporation. The Company is engaged in the business of marketing and franchising Spicy Pickle restaurants, which specialize in fast casual food featuring fresh, made-to-order, premium submarine-style, deli and panini sandwiches, salads, soups and soft drinks. Through December 31, 2006, the Company has signed 61 franchise agreements with 24 franchisees. Sixteen of the 61 franchisee-owned stores were open as of December 31, 2006. The stores are located in 13 states. The Company continues to interview prospective franchisees and relies on the cash deposits from the franchise sales as well as royalty fees from the existing stores to support the expenses of the business.

Effective October 30, 2006, the Company created a wholly owned subsidiary, SP Broadway, LLC, for the purpose of operating the future Spicy Pickle company restaurant. The original company restaurant, which began operations in January 2005, was closed November 7, 2007.

2. Summary of Significant Accounting Policies

Principles of Consolidation
The accompanying consolidated financial statements include the accounts of the Company and our wholly owned subsidiary, SP Broadway, LLC. All material intercompany transactions and balances have been eliminated in consolidation.

Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of three months or less, at the time of purchase, to be cash equivalents.

Accounts Receivable
Accounts receivable consists primarily of amounts billed to franchisees for logo items and expenses advanced on behalf of the franchisees. The Company makes its best estimate of the amounts of probable credit losses in the Company’s existing accounts receivable and provides for such loss as an allowance for doubtful accounts. At December 31, 2006 and 2005, the Company determined that no allowance for doubtful accounts was necessary. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers.

Inventories
Inventories are stated at the lower of cost or market, with cost being determined on the first-in, first-out method. Inventories include logo items to be sold to franchisees as well as in the company-owned restaurant.

Property and equipment
Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the shorter of their estimated useful lives or the related reasonably assured lease term. The estimated useful lives used for financial statement purposes are:

Computer software and equipment 3 years
Furniture and fixtures 5 to 7 years
Kitchen equipment 5 years
Office equipment 5 years
Leasehold improvements 5 years

Maintenance and repairs of property and equipment are charged to operations. Major improvements are capitalized. Upon retirement, sale or other disposition of property and equipment, the cost and accumulated depreciation are eliminated from the accounts and any gain or loss is included in operations.

Spicy Pickle Franchising, Inc.
(formerly Spicy Pickle Franchising, LLC)
Notes to Consolidated Financial Statements
(Continued)

Long-Lived Assets
In accordance with the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized as the amount by which the carrying amount of the asset exceeds the fair value of the asset. Based on the Company’s analysis, no impairment charges were recognized for the years ended December 31, 2006 and 2005.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Concentration of Credit Risks
Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and trade accounts receivable. The Company’s receivables are primarily from its franchisees. To the extent our franchisees face similar economic conditions, the Company is exposed to a concentration of credit risk.

The Company’s cash is primarily in demand deposit accounts placed with federally insured financial institutions. Such deposit accounts at times may exceed federally insured limits. However, the Company believes the risk of loss to be minimal.

Fair Value of Financial Instruments
The carrying value of the Company’s financial assets and liabilities, because of their short-term nature, approximate fair value.

Revenue Recognition
Initial Franchise Fees - The Company enters into franchise agreements, which grant franchisees the exclusive right to develop and operate businesses at certain locations. Initial franchise fees are recognized as revenue when all material services and conditions required to be performed by the Company have been substantially completed, which is generally when the business commences operations. Initial franchise fees were established at $30,000 for the years ended December 31, 2006 and 2005.

Royalty Fees - Pursuant to the franchise agreements, franchisees are required to pay royalties to the Company based on 5% of weekly gross sales as reported to the Company through the franchisees’ point of sales systems and are recognized as revenue in the period corresponding to the reported period. Royalty fees were $294,481 and $209,835 for the years ended December 31, 2006 and 2005, respectively.

Product Sales - The Company sells logo products to its franchisees. Sales are recognized when products are shipped to the franchisee. Product sales were $18,510 and $42,487 for the years ended December 31, 2006 and 2005, respectively.

Rebates - Rebates received from purveyors that supply products to the Company's franchisees are included in Franchise Fees and Royalties. The rebates are recorded when earned. Rebates that relate to the company-owned restaurant are offset against restaurant cost of sales. Rebates related to franchisees were $79,638 and $60,683 for the years ended December 31, 2006 and 2005, respectively.

Restaurant Sales - The Company records revenue from restaurant sales upon delivery of the related food and other products to customers.

Spicy Pickle Franchising, Inc.
(formerly Spicy Pickle Franchising, LLC)
Notes to Consolidated Financial Statements
(Continued)

Advertising Costs
Franchisees contribute to an advertising fund established by the Company a fee of up to 2% of the total amount of the franchisees’ gross sales. The Company, at its discretion, may spend more or less than actual advertising receipts from the franchises. Advertising fees collected were $200,455 and $75,483 for the years ended December 31, 2006 and 2005, respectively. These fees are offset against advertising expenses, which are recognized when incurred. The Company incurred advertising expense of $242,906 and $227,329 in 2006 and 2005, respectively, including those from the advertising fund and the Company’s own advertising expenses. The net amounts reflected in the financial statements are $42,451 and $151,846 in 2006 and 2005, respectively.

Income Taxes
Through September 8, 2006, the Company was a limited liability company; accordingly, no provision for income taxes has been made in the accompanying consolidated financial statements for the periods then ended, as taxable income or losses are reportable on the tax returns of the members of the Company.

Subsequent to September 8, 2006, the provision for income taxes is determined in accordance with the provisions of SFAS No. 109, “Accounting for Income Taxes.” Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Any effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Rent Expense
The Company recognizes rent expense on a straight-line basis over the reasonably assured lease term as defined in SFAS No. 98, "Accounting for Leases.'' In addition, certain of the Company's lease agreements provide for scheduled rent increases during the lease terms or for rental payments commencing at a date other than the date of initial occupancy. Beginning January 1, 2006, the Company adopted FASB Staff Position No. FAS 13-1, "Accounting for Rental Costs Incurred During a Construction Period'' ("FSP 13-1''). FSP 13-1 states that rental costs associated with operating leases must be recognized as rental expense allocated on a straight-line basis over the lease term, which includes the construction period.

The Company includes any rent escalations and construction period and other rent holidays in its determination of straight-line rent expense. Therefore, rent expense for new locations is charged to expense beginning with the start of the construction period.

Equity-Based Compensation
On January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”), which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors including employee stock options based on estimated fair values. SFAS 123(R) supersedes our previous accounting under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to SFAS 123(R). The Company has applied the provisions of SAB 107 in our adoption of SFAS 123(R).

The Company has adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of January 1, 2006, the first day of our fiscal year 2006. Our financial statements as of and for the year ended December 31, 2006 reflect the impact of SFAS 123(R). In accordance with the modified prospective transition method, the Company’s financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R). Stock-based compensation expense recognized under SFAS 123(R) for the year ended December 31, 2006 was $7,995, which consisted of stock-based compensation expense related to employee stock options. There was no stock-based compensation expense related to employee stock options during the year ended December 31, 2005.

Spicy Pickle Franchising, Inc.
(formerly Spicy Pickle Franchising, LLC)
Notes to Consolidated Financial Statements
(Continued)

SFAS 123(R) requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in our statement of operations. Prior to the adoption of SFAS 123(R), the Company had no stock-based compensation awarded to employees and directors.

Upon adoption of SFAS 123(R), the Company used the Black-Scholes option-pricing model (“Black-Scholes model”) to determine fair value. The determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by the Company’s stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, our expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors. Although the fair value of employee stock options is determined in accordance with SFAS 123(R) and SAB 107 using an option-pricing model, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction.

The weighted average fair value of options granted during 2006 of $.076 was estimated on the grant date using the Black-Sholes option-pricing model with the following assumptions: expected volatility of 40.48%, expected term of 2.5 years, risk-free interest rate of 5.5%, and expected dividend yield of 0%.

Recent Pronouncements
In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This pronouncement also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. Management does not expect adoption of FIN 48 to have a material impact on the Company's financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement” (“SFAS 157”). SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (“GAAP”), and expands disclosure about fair value measurements. Management does not expect adoption of SFAS 157 to have a material impact on the Company's financial statements.

In September 2006, SFAS 158, “Employers’ Accounting for Defined Benefit Pensions and Other Post-Retirement Plans” (“SFAS 158”), was issued by the FASB and is effective for financial statements for fiscal years ending after December 15, 2006. SFAS 158 improves financial reporting by requiring an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This Statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. Management does not expect adoption of SFAS 158 to have a material impact on our financial statements.

Spicy Pickle Franchising, Inc.
(formerly Spicy Pickle Franchising, LLC)
Notes to Consolidated Financial Statements
(Continued)

2. Summary of Significant Accounting Policies (continued)

Recent Pronouncements (continued)
On February 15, 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115” (“FASB 159”). This standard permits an entity to measure financial instruments and certain other items at estimated fair value. Most of the provisions of SFAS No. 159 are elective; however, the amendment to FASB No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” applies to all entities that own trading and available-for-sale securities. The fair value option created by SFAS 159 permits an entity to measure eligible items at fair value as of specified election dates. The fair value option (a) may generally be applied instrument by instrument, (b) is irrevocable unless a new election date occurs, and (c) must be applied to the entire instrument and not to only a portion of the instrument. SFAS 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity (i) makes that choice in the first 120 days of that year, (ii) has not yet issued financial statements for any interim period of such year, and (iii) elects to apply the provisions of FASB 157. Management is currently evaluating the impact of SFAS 159, if any, on the Company’s financial statements.

3. Property and Equipment

Major classes of property and equipment consist of the following:

	2006	2005
Computer software and equipment	$66,995	$28,014
Furniture and fixtures	22,379	14,942
Office equipment	23,022	7,465
Leasehold improvements	-	4,728
Kitchen equipment	3,796	7,774
Construction in progress	53,345	-
	169,537	62,923
Less: accumulated depreciation	(41,555)	(30,130)
	$127,982	$32,793

The Company has three restaurants that are under construction as of December 31, 2006. The Company has agreements in principle for the sale of two of these restaurants.

The Company recorded depreciation expense related to these assets of $24,622 and $19,235 in 2006 and 2005, respectively.

4. Commitments and Contingencies

The Company leases office space, as well as restaurant locations under non-cancelable operating leases, which expire through 2016.

Spicy Pickle Franchising, Inc.
(formerly Spicy Pickle Franchising, LLC)
Notes to Consolidated Financial Statements
(Continued)

4. Commitments and Contingencies (continued)

The aggregate minimum requirements under non-cancelable leases as of December 31, 2006 are as follows:

2007	$234,095
2008	239,539
2009	221,516
2010	159,481
2011	161,874
Later years	630,047
$1,655,562

Rent expense for the years ended December 31, 2006 and 2005 was $106,826 and $114,226, respectively.

5. Shareholders’ and Members’ Equity (Deficit)

In 2005, the Company raised $432,500 through the issuance of 15,572 member units and redeemed 9,872 member units for $197,500.

Pursuant to a private placement, the Company raised $2,000,000 less offering expenses of $110,449 for a net amount of $1,889,551 through the issuance of 38,920 member units during the year ended December 31, 2006. In addition, the Company issued 5,546 member units to non-employees for services rendered. The Company recorded expenses in the amount of $225,000 for consulting services and $60,000 of offering costs attributed to and included in the offering expenses mentioned above.

Effective September 8, 2006, the Company converted from a Colorado limited liability company to a Colorado corporation. At that date, there were 199,400 membership units issued and outstanding. The membership units converted to 40,996,455 shares of common stock. The total amount of members’ equity, including contributed capital and retained deficit, at that date was $1,194,917. As a result of the conversion, the Company recorded $40,996 in common stock and $1,153,921 in additional paid in capital.

The Company is also authorized to issue two hundred million (200,000,000) shares of common stock, par value $0.001. At December 31, 2006, the Company has reserved 7,500,000 shares of common stock for issuance upon exercise of awards granted under the Company’s 2006 Stock Option Plan (Note 9).

The Company is authorized to issue twenty million (20,000,000) shares of preferred stock, $0.001 par value. The Board of Directors of the Company is authorized to provide for the issuance of shares of preferred stock in one or more classes or series and to fix the designation, powers, preferences and rights of shares to be included in each such class or series. Each such class or series of Preferred Stock shall have such voting power as shall be authorized by the Board of Directors.

Under the terms of the private placement mentioned above, the Company has registered the 8,000,000 shares issued in the private placement under the Securities Exchange Act of 1933.

Spicy Pickle Franchising, Inc.
(formerly Spicy Pickle Franchising, LLC)
Notes to Consolidated Financial Statements
(Continued)

6. Earnings Per Share Data

As stated above, the Company converted from a Colorado limited liability company to a Colorado corporation. Pro-forma share and per share data presented in the 2005 statement of operations reflect the retroactive application of the conversion as if it occurred as of the earliest period presented.

Earnings per share is based on the weighted average number of units/shares outstanding during the period after consideration of the dilutive effect, if any, for unit/common stock equivalents, including unit/stock options, restricted units/stock, and other unit/stock-based compensation. Earnings per unit/common share are computed in accordance with SFAS No. 128 "Earnings Per Share,'' which requires companies to present basic earnings per share and diluted earnings per share. Basic earnings per share are computed by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per common share are computed by dividing net income by the weighted average number of shares of common stock outstanding and dilutive securities outstanding during the year. At December 31, 2006, any equivalents would be anti-dilutive as the Company had a loss for the year then ended. There were no equivalents at December 31, 2005.

7. Income Taxes

The Company accounts for income taxes under SFAS 109, which requires the use of the liability method. SFAS 109 provides that deferred tax assets and liabilities are recorded based on the differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, referred to as temporary differences. Deferred tax assets and liabilities at the end of each period are determined using the currently enacted tax rates applied to taxable income in the periods in which the deferred tax assets and liabilities are expected to be settled or realized.

Income tax provision (benefit) for the year ended December 31, 2006 is summarized below:

Current:
Federal	$-
State	-
-
Deferred:
Federal	(198,000)
State	(28,300)
Total deferred	(226,300)
Increase in valuation allowance	226,300
Total provision	$-

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before provision for income taxes. The sources and tax effects of the differences are as follows:

Income tax provision at the federal statutory rate	34.00%
Amount of income attributed to members prior to conversion from a limited liability company to a corporation ($772,318)	(19.00)%
State income taxes, net of federal benefit	(4.63)%
Effect of net operating loss attributed to corporation ($610,667)	(10.37)%
-

Spicy Pickle Franchising, Inc.
(formerly Spicy Pickle Franchising, LLC)
Notes to Consolidated Financial Statements
(Continued)

7. Income Taxes (continued)

Components of the net deferred income tax assets at December 31, 2006 were as follows:

Deferred tax assets:
Net operating loss carryovers	$226,300
Valuation allowance	(226,300)
$-

As of December 31, 2006, the Company has a net operating loss carry forward of approximately $611,000. This loss will be available to offset future taxable income. If not used, this carry forward will expire through 2026.

8. Related Party Transactions

Two of the Company’s members are also the founders and sole members of Spicy Pickle, LLC, a Colorado limited liability company formed on January 14, 1999. Spicy Pickle, LLC created the Spicy Pickle restaurant concept and its primary business was the operation of the three original Spicy Pickle restaurants.

Prior to 2006, two of these three original restaurants were sold to unrelated parties, who then entered into franchise agreements with the Company. No initial franchise fees were charged to the new owners.

On January 1, 2005, the Company acquired the remaining Spicy Pickle restaurant from Spicy Pickle, LLC for $40,000. The purchase consideration consisted of a $40,000 promissory note that bore interest at 7%, was secured by substantially all of the restaurant assets, and was due in installments of $10,000 in January 2006 and $30,000 in January 2007. Due to the commonality of ownership of the Company and Spicy Pickle, LLC, the acquisition of the restaurant was recorded at the historical basis of the assets acquired of $12,667, with the excess purchase price of $27,333 reflected as a reduction of members’ equity.

During the year ended December 31, 2005, the Company rented a suite at a local events center from a partnership in which an officer and member of the Company is a partner. The partnership passed through the rent at the same rate it paid to the event center owner. The booth is used primarily for marketing entertainment. The amounts paid and charged to expense were $55,850 and $33,806, for the year ended December 31, 2006 and 2005, respectively.

The accounts payable due to related parties at December 31, 2006 relates to accrued expenses and compensation.

9. Stock-Based Compensation

In October 2006, the Company’s Board of Directors adopted the 2006 Stock Option Plan (“Plan”), which was approved by the Company’s shareholders the same month. The 2006 Plan provides for the grant of up to 7,500,000 shares of the Company’s common stock (subject to certain adjustments in the event of stock splits or other similar events) as incentive stock options. The Company’s Board of Directors has delegated authority to grant awards under the 2006 Plan to the Company’s Compensation Committee.

Spicy Pickle Franchising, Inc.
(formerly Spicy Pickle Franchising, LLC)
Notes to Consolidated Financial Statements
(Continued)

9. Stock-Based Compensation (continued)

A summary of stock option activity under the Company’s stock-based compensation plan is set forth below:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding January 1, 2006	-
Granted	100,000
Exercised	-
Cancelled	-
Outstanding December 31, 2006	100,000	$.25	4.8	$7,595
Exercisable December 31, 2006	100,000	$.25	4.8	$7,595

Of the options outstanding at December 31, 2006, 100,000 were vested and exercisable with a weighted average exercise price of $.25 per share.

The following table summarizes information concerning outstanding and exercisable options at December 31, 2006:

	Options Outstanding			Options Exercisable
Range of Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$.25	100,000	5	$.25	100,000	$.25

10. Business Segment information

The Company operates two business segments. The Company Restaurant Operations segment is comprised of the operating activities of the restaurant owned by the Company. The company-owned restaurant conducts business under the Spicy Pickle name. This restaurant specializes in fast casual food featuring fresh, made-to-order, premium submarine-style, deli and panini sandwiches, salads, soups and soft drinks.

The Franchise Operations segment is comprised of the operating activities of the franchise business unit, which licenses qualified operators to conduct business under the Spicy Pickle name, and also of the costs to monitor the operations of these restaurants. Under the terms of the agreements, the licensed operators pay royalties and fees to the Company in return for the use of the Spicy Pickle name.

Spicy Pickle Franchising, Inc.
(formerly Spicy Pickle Franchising, LLC)
Notes to Consolidated Financial Statements
(Continued)

10. Business Segment Information (continued)

The following table sets forth certain restaurant data relating to company-owned and franchise-operated restaurants:

	2006	2005
Number of restaurants:
Company-owned:
Beginning of period	1	-
Restaurants closed	1	-
Restaurants purchased from franchisee	-	1
End of period	-	1
Franchise-operated:
Beginning of period	10	9
Restaurants opened	6	3
Restaurant sold to Company	-	(1)
Restaurants closed	-	(1)
End of period	16	10
System-wide:
Beginning of period	11	9
Restaurants opened	6	3
Restaurants closed	(1)	(1)
End of period	16	11

The accounting policies applicable to each segment are consistent with those described in Note 2, "Summary of Significant Accounting Policies.'' Segment information related to the Company's two business segments follows:

	2006	2005
Revenues:
Company restaurant operations	$409,018	$485,708
Franchise operations	482,991	373,005
Total Revenues	$892,009	$858,713
Segment profit (loss):
Company restaurant operations	$(33,174)	$17,542
Franchise operations	(1,380,353)	(446,229)
Total segment profit (loss)	$(1,413,527)	$(428,687)
Depreciation and amortization (included in segment profit (loss):
Company restaurant operations	$6,047	$7,145
Franchise operations	18,575	12,090
Total depreciation and amortization	$24,622	$19,235
Capital expenditures:
Company restaurant operations	$44,639	$40,000
Corporate administration	77,272	12,886
Total capital expenditures	$121,911	$52,886

Spicy Pickle Franchising, Inc.
Condensed Balance Sheets

	September 30, 2007	December 31, 2006
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$842,223	$1,198,982
Current portion of notes receivable	65,000	-
Accounts receivable, trade	110,341	63,597
Prepaid expenses and other current assets	216,246	29,171
Inventories	8,308	31,969
Total current assets	1,242,118	1,323,719

Notes receivable, less current portion	40,000	-
Property and equipment, at cost, net	160,640	127,982
Deposits and other assets	29,366	30,107
Total assets	$1,472,124	$1,481,808

Liabilities and Shareholders’ Equity
Current liabilities:
Current portion of notes payable to related parties	$-	$30,000
Accounts payable, trade	120,117	55,440
Accrued expenses and compensation	113,435	63,298
Accounts payable, related parties	-	53,925
Deferred franchise revenue	870,000	685,000
Other	2,300	2,300
Total current liabilities	1,105,852	889,963

Commitments and contingencies

Shareholders' equity
Preferred stock, $.001 par value, 20,000,000 authorized, none issued or outstanding	-	-
Common stock, $.001 par value, 200,000,000 shares authorized, 47,634,053 and 40,996,455 shares issued and outstanding in 2007 and 2006, respectively	47,634	40,996
Additional paid in capital	4,143,503	1,161,516
Accumulated deficit	(2,953,573)	(610,667)
Deferred compensation	(871,292)	-
Total shareholders' equity	366,272	591,845
Total liabilities and shareholders' equity	$1,472,124	$1,481,808

See accompanying notes to condensed financial statements.

Spicy Pickle Franchising, Inc.
Condensed Statements of Operations
Nine Months Ended September 30, 2007 and 2006
(Unaudited)

	Nine Months Ended
	September 30,
	2007	2006
Revenues:
Restaurant sales	$-	$360,947
Franchise fees and royalties	803,226	442,277
Total revenue	803,226	803,224

Operating costs and expenses:
Restaurant:
Cost of sales	-	142,005
Labor	-	138,523
Occupancy	-	58,787
Other operating cost	-	50,351
Total restaurant operating expenses	-	389,666
Franchise and general:
Cost of sales	20,185	70,376
General and administrative	3,144,726	1,251,429
Depreciation	19,044	13,000
Total franchise and general expenses	3,183,955	1,334,805
Total operating costs and expenses	3,183,955	1,724,471

(Loss) from operations	(2,380,729)	(921,247)

Other income:
Other income (expense)	105	-
Interest income	37,717	14,663
Total other income and (expense)	37,822	14,663

Net (loss)	$(2,342,907)	$(906,584)

Basic and diluted (loss) per common share	$(0.05)	$(0.03)
Basic and diluted weighted average shares outstanding	43,209,297	35,018,531

See accompanying notes to condensed financial statements.

Spicy Pickle Franchising, Inc.
Condensed Statement of Shareholders' Equity

	Members' Equity			Shareholders' Equity
	Contributed Capital					Additional
	Units	Amount	Accumulated Deficit	Shares	Amount	Paid In Capital	Accumulated Deficit	Deferred Compensation	Total

Balance December 31, 2005	154,974	$781,209	$(988,525)						$(207,316)
Membership units issued for cash, net of offering costs of $110,449	38,920	1,889,551							1,889,551
Membership units issued for services	5,546	285,000							285,000
Net (loss) for the prior January 1, 2005 to September 8, 2005	-	-	(772,318)						(772,318)
Conversion of membership units to common shares	(199,440)	(2,955,760)	1,760,843	40,996,455	$40,996	$1,153,921			-
Fair value of options granted						7,595			7,595
Net (loss) for the prior September 9, 2005 to December 31, 2006							$(610,667)		(610,667)
Balance December 31, 2006	-	$-	$-	40,996,455	40,996	1,161,516	(610,667)		591,845
Common shares issued for cash, net of offering cost of $118,434				4,352,780	4,353	1,574,398			1,578,751
Common shares issued for services				2,284,818	2,285	1,109,142			1,111,427
Fair value of options granted						298,447			298,447
Deferred compensation								$(871,292)	(871,292)
Net (loss) for the period							(2,342,906)		(2,342,906)
Balance September 30, 2007				47,634,053	$47,634	$4,143,503	$(2,953,573)	$(871,292)	$366,272

See accompanying notes to condensed financial statements.

Spicy Pickle Franchising, Inc.
Condensed Statements of Cash Flows
Nine Months Ended September 30, 2007 and 2006
(Unaudited)

	2007	2006

Net cash (used in) operating activities	$(1,897,735)	$(176,709)

Cash flows from investing activities:
Acquisition of property and equipment	(51,702)	(36,661)
Net cash (used in) investing activities	(51,702)	(36,661)

Cash flows from financing activities :
Membership units sold	-	2,000,000
Payment of deferred offering cost	-	(97,173)
Common stock issued	1,622,678	-
Repayment of note payable to related party	(30,000)	(10,000)
Net cash provided by financing activities	1,592,678	1,892,827

Net increase in cash and cash equivalents	(356,759)	1,679,457
Cash and cash equivalents, beginning of the period	1,198,982	29,882

Cash and cash equivalents, end of the period	$842,223	$1,709,339

See accompanying notes to condensed financial statements.

Spicy Pickle Franchising, Inc.
Notes to Condensed Financial Statements
(Unaudited)

1. Nature of Business

Spicy Pickle Franchising, Inc. ("Spicy Pickle" or the "Company”) was organized in the State of Colorado on January 14, 2003 as a limited liability company and on September 8, 2006 converted to a corporation. The Company is engaged in the business of marketing and franchising Spicy Pickle restaurants, which specialize in fast casual food featuring fresh, made-to-order, premium submarine-style, deli and panini sandwiches, pizzetti (Neapolitan thin crust pizza), salads, soups and soft drinks. Through September 30, 2007, the Company has signed 91 franchise agreements (including area development agreements) with 30 franchisees. Twenty-seven of the 91 franchisee-owned stores were open as of September 30, 2007. The stores are located throughout the United States. The Company continues to interview prospective franchisees and relies on the cash deposits from the franchise sales as well as royalty fees from the existing stores to support the expenses of the business.

2. Basis of Presentation of Interim Period

The accompanying unaudited financial statements at September 30, 2007 and 2006 have been prepared in accordance with generally accepted accounting principles (“GAAP”) for interim financial statements and Item 310(b) of Regulation S-B. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted. In management's opinion, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation to make the Company’s financial statements not misleading have been included. The results of operations for the periods ended September 30, 2007 and 2006 presented are not necessarily indicative of the results to be expected for the full year. For further information, refer to the financial statements as of December 31, 2006 and 2005 and for the two years then ended, including the notes thereto.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Recent Pronouncements

The Company has reviewed all recently issued, but not yet effective, accounting pronouncements and does not believe the future adoption of any such pronouncements may be expected to cause a material impact on its financial condition or the results of its operations.

On February 15, 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115” (“SFAS 159”). This standard permits an entity to measure many financial instruments and certain other items at estimated fair value. Most of the provisions of SFAS 159 are elective; however, the amendment to FASB Statement No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” applies to all entities that own trading and available-for-sale securities. The fair value option created by SFAS 159 permits an entity to measure eligible items at fair value as of specified election dates. The fair value option (a) generally may be applied instrument by instrument, (b) is irrevocable unless a new election date occurs, and (c) must be applied to the entire instrument and not to only a portion of the instrument. SFAS 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity (i) makes that choice in the first 120 days of that year, (ii) has not yet issued financial statements for any interim period of such year, and (iii) elects to apply the provisions of FASB Statement No. 157. Management is currently evaluating the impact of SFAS 159, if any, on our financial statements.

3. Per Share Information

As stated above, the Company converted from a Colorado limited liability company to a Colorado corporation. Shares, pro-forma shares and per share data presented reflect the retroactive application of the conversion as if it occurred as of the earliest period presented.

Earnings per share are based on the weighted average number of units/shares outstanding during the period after consideration of the dilutive effect, if any, of unit/common stock equivalents, including unit/stock options, restricted units/stock, and other unit/stock-based compensation. Earnings per unit/common share are computed in accordance with SFAS No. 128 "Earnings Per Share,'' which requires companies to present basic earnings per share and diluted earnings per share. Basic earnings per share are computed by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per common share are computed by dividing net income by the weighted average number of shares of common stock outstanding and dilutive securities outstanding during the year. The Company had a net loss for the nine-month period ended September 30, 2007; accordingly, any outstanding equivalents would be anti-dilutive. There were no equivalents outstanding at September 30, 2006.

Spicy Pickle Franchising, Inc.
Notes to Condensed Financial Statements
(Unaudited)
(Continued)

4. Income Taxes

Through September 8, 2006, the Company was a limited liability company. Accordingly, no provision for income taxes has been made in the accompanying financial statements for the period ended September 30, 2006, as taxable income or losses are reportable on the tax returns of the members of the Company.

Subsequent to September 8, 2006, the Company accounts for income taxes under SFAS 109, which requires the use of the liability method. SFAS 109 provides that deferred tax assets and liabilities are recorded based on the differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, referred to as temporary differences. Deferred tax assets and liabilities at the end of each period are determined using the currently enacted tax rates applied to taxable income in the periods in which the deferred tax assets and liabilities are expected to be settled or realized.

The Company accounts for income taxes in interim periods as required by Accounting Principles Board Opinion No. 28, “Interim Financial Reporting” and as interpreted by FASB Interpretation No. 18, “Accounting for Income Taxes in Interim Periods.” The Company has determined an estimated annual effective tax rate. The rate will be revised, if necessary, as of the end of each successive interim period during the Company’s fiscal year to the Company’s best current estimate.

The estimated annual effective tax rate is applied to the year-to-date ordinary income (or loss) at the end of the interim period.

Effective January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This pronouncement also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. As a result of the implementation of FIN 48, no changes were made to the financial statements of the Company.

5. Shareholders’ and Members’ Equity

The Company filed a registration statement with the United States Securities and Exchange Commission (“SEC”) that became effective during January 2007. The registration statement covered 8,240,000 common shares of the Company held by shareholders. The Company has not received and will not receive any proceeds from the sales of these shares by the selling shareholders. In addition, the Company registered 10,000,000 common shares that may be sold by the Company, and the Company will receive the proceeds from such sales. The Company may sell as many of these shares as it deems appropriate. The Company is currently offering these shares for sale at a price of $.40 per share.

As of September 30, 2007, the Company had sold 4,462,588 of such shares at a price of $.40 per share for gross proceeds of $1,785,039, less offering expenses of $162,361, for net proceeds of $1,622,678.

6. Stock-Based Compensation

In October 2006, the Company’s Board of Directors adopted the 2006 Stock Option Plan (the “2006 Plan”), which was approved by the Company’s shareholders the same month. The 2006 Plan provides for the granting of up to 7,500,000 shares of the Company’s common stock (subject to certain adjustments in the event of stock splits or other similar events) as incentive stock options. The Company’s Board of Directors has delegated authority to grant awards under the 2006 Plan to the Company’s Compensation Committee.

The weighted average fair value of options granted during the nine-month period ended September 30, 2007 of $0.14 was estimated on the grant dates using the Black-Scholes option-pricing model with the following assumptions: expected volatility of 42.58% to 44.51%, expected term of 2.5 years, risk-free interest rate of 5.2% to 6%, and expected dividend yield of 0%.

Spicy Pickle Franchising, Inc.
Notes to Condensed Financial Statements
(Unaudited)
(Continued)

A summary of stock option activity under the Company’s stock-based compensation plan is set forth below:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding January 1, 2007	100,000	$.25
Granted	2,280,000	$.50
Exercised	-	-
Cancelled	-	-
Outstanding September 30, 2007	2,380,000	$.49	4.75	$330,642
Exercisable September 30, 2007	1,890,000	$.55	4.84	$287,590

Stock-based compensation expense recognized under SFAS 123(R) for the nine-month period ended September 30, 2007 was $298,446, which consisted of stock-based compensation expense related to employee stock options. There was no stock-based compensation expense related to employee stock options during the nine-month period ended September 30, 2006.

The following table summarizes information concerning outstanding and exercisable options at September 30, 2007:

	Options Outstanding			Options Exercisable
Range of Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$.25 - $.64	2,380,000	4.75	$.49	1,890,000	$.55

Other Stock-Based Compensation

During the period ended September 30, 2007, the Company incurred legal fees for services rendered in connection with lease negotiations. A director of the Company is a principal in the law firm performing the services. The law firm agreed to accept restricted shares of common stock in exchange for a portion of the billing. The Company issued 50,000 shares of common stock to offset $20,000 of legal fees. The number of shares issued was based on the fair value ($.40 per share) of the stock issued.

During September 2007, the Company issued 1,950,000 restricted shares of common stock for investor relation services to eight different firms, in terms ranging from 3 months to 1 year, effective at varying dates from September 1, 2007 through September 15, 2007, ending on varying dates from December 8, 2007 through September 24, 2008. The fair value of these stock issuances was determined using the fair value of the Company’s common stock on the contract date, at a price of $.48 to $.55 per share. The Company calculated the cost of $977,500 at its fair value and recognized $106,208 to the statement of operations for nine months ended September 30, 2007. As of September 30, 2007, the unrecognized cost is recorded as deferred compensation amounting to $871,292.

During the period ended September 30, 2007, the Company issued 175,000 restricted shares of common stock for consulting services. The fair value of this stock issuance was determined using the fair value of the Company’s common stock on the date services were completed, at a price of $.40 per share.

7. Business Segment Information

During the period ended September 30, 2006, the Company operated two business segments. The Company Restaurant Operations segment was comprised of the operating activities of one restaurant owned by the Company. The company-owned restaurant conducted business under the Spicy Pickle name. This restaurant specialized in fast casual food featuring fresh, made-to-order, premium submarine, deli and panini sandwiches, salads, soups and soft drinks. The lease for the restaurant location expired in November 2006. The restaurant was closed; however, the Company has a replacement restaurant under construction and plans on opening it during the fourth quarter of 2007.

Spicy Pickle Franchising, Inc.
Notes to Condensed Financial Statements
(Unaudited)
(Continued)

The Franchise Operations segment is comprised of the operating activities of the franchise business unit, which licenses qualified operators to conduct business under the Spicy Pickle name. These activities include, among other things, real estate site selections for new restaurants, construction management, training of new franchisees, and the monitoring of ongoing operations of these restaurants. Under the terms of the franchise agreements, the licensed operators pay royalties and fees to the Company in return for the use of the Spicy Pickle name.

There were no differences from the financial statements for the year ended December 31, 2006 in the basis of measurement of segment profit or loss. Segment information for the nine months ended September 30, 2007 and 2006 related to the Company's two business segments are as follows:

	2007	2006
Revenues:
Company restaurants operations	$-	$360,947
Franchise operations	803,226	442,277
Total Revenues	$803,226	$803,224
Segment (loss):
Company restaurants operations	$-	$(28,719)
Franchise operations	(2,380,729)	(892,528)
Total segment (loss)	(2,380,729)	(921,247)
Other income (expense)	105	-
Interest income	37,717	14,663
Net loss	$(2,342,907)	$(906,584)
Depreciation (included in segment loss):
Company restaurant operations	$-	$4,399
Franchise operations	$19,044	$13,000

Total assets as of September 30, 2007 decreased by $9,684 from those disclosed in the financial statements for the year ended December 31, 2006.

8. Events subsequent to the balance sheet date

Pursuant to a private equity financing that was completed on December 14, 2007, the Company sold 705 shares of its Series A Variable Rate Convertible Preferred Stock (“Series A Preferred Stock”) for gross proceeds of $5,992,500, less offering expenses of approximately $369,640, for net proceeds of $5,622,860. The Series A Preferred Stock has a par value $0.001 per share and stated value of $8,500 per share. Each share of the Series A Preferred Stock is immediately convertible into 10,000 shares of the Company’s $0.001 par value common stock. Additionally, the Company shall pay each holder of Series A Preferred Stock cumulative dividends at a rate per share of 5% per annum until the second anniversary of the original issue date, 7.5% per annum from the second anniversary of the original issue date until the third anniversary of the original issue date, and 14% per annum thereafter, payable semi-annually on January 1 and July 1, beginning on July 1, 2008, and upon conversion or redemption of the Series A Preferred Stock. Such dividends are payable in cash or, at the Company’s option, in shares of common stock or a combination thereof.

Additionally, the investors received warrants to purchase an aggregate of 5,287,500 shares of the Company’s common stock at an exercise price of $1.60 per share. Should the warrants be exercised in full, the Company would receive additional proceeds from the offering of $8,460,000.

In connection with this financing, the Company paid cash compensation to a placement consultant in the amount of $245,140 and issued it 288,400 placement consultant warrants, exercisable at $1.60 per share beginning one year after the date of issue and continuing for a period of five years from the date of issue. Also, the placement consultant may be entitled to 216,300 additional warrants based on subsequent exercise of warrants by certain investors. The fees will be recorded as a cost of capital.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24.     Indemnification of Directors and Officers

As permitted by Article 109, Title 7 Section 102 of the Colorado Business Corporation Act, we have adopted provisions in our Articles of Incorporation and Bylaws that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the Company, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our shareholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our shareholders;
•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
•	any act related to unlawful stock repurchases, redemptions or other distributions or payments of dividends; or
•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our Articles of Incorporation also authorize us to indemnify our officers, directors and other agents to the fullest extent permitted under Colorado law.

As permitted by Article 109, Title 7 Section 102 of the Colorado Business Corporation Act, our Bylaws provide that:

•	we may indemnify our directors, officers, and employees to the fullest extent permitted by the Colorado Business Corporation Act, subject to limited exceptions;
•
we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Colorado Business Corporation Act, subject to limited exceptions; and

•	the rights provided in our Bylaws are not exclusive.

Item 25.     Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses payable by us in connection with the offering of the common stock being registered. All amounts are estimates. The selling shareholders will pay none of the expenses set forth below.

SEC filing fees	$1,000
Legal fees and expenses	25,000
Accounting fees and expenses	5,000
Blue sky fees and expenses	2,500
Transfer agent fees and expenses	1,000
Printing fees	2,000
Miscellaneous	3,500
Total	$40,000

Item 26.     Recent Sales of Unregistered Securities

The following sets forth all private offerings we have completed during the last three years. Except as otherwise indicated below, the following transactions were effected in reliance upon the exemption from registration set forth in Section 4(2) of the Securities Act. We based such reliance upon the following facts and circumstances: (i) the investors were accredited investors, as defined in the Securities Act, who took the securities for investment purposes without a view to distribution; (ii) the investors had access to information concerning us and our business prospects; (iii) there was no general solicitation or advertising for the issuance of the securities; (iv) the investors were permitted access to our management for the purpose of acquiring investment information; and (v) due to the investors’ status as accredited investors, any existing relationship such investors’ had with the Company and their dealings with companies similar to ours, we deemed the investors to be sophisticated for the purposes of Section 4(2) of the Act.

In March 2005, we issued 786,845 shares of our common stock to one investor for proceeds for $125,000.

In June 2005, we issued 314,697 shares of our common stock to one investor for proceeds of $50,000.

In September 2005, we issued 15,416 shares of our common stock to one investor for proceeds of $15,000.

In October 2005, we issued 811,100 shares of our common stock to three investors for proceeds of $102,500.

From September 2005 to December 2005, we converted a total of $147,000 of debt owed to five people into 706,572 shares of our common stock.

In December 2005, we issued 1,272,766 shares of our common stock to two investors for proceeds of $140,000.

From July to September 2006, we issued a total of 1,140,000 shares of our common stock to six service providers for services valued at $296,179.

In September 2006, we completed a private equity financing pursuant to which we raised gross proceeds of $2,000,000. The transaction was a common stock offering, resulting in the placement of 8,000,000 shares of restricted common stock. Thirty-two investors participated in the transaction.

In December 2007, we issued 705 shares of Series A Preferred Stock and warrants to purchase 5,287,500 shares of common stock to 14 accredited investors, two of whom are directors of the Company, for an aggregate purchase price of $5,992,500. We relied upon the exemptions from registration set forth in Section 4(2) of the Securities Act and Rule 506 of Regulation D of the Securities Act for the issuance of these securities with reference to the following facts and circumstances: (1) the investors represented that they were “accredited investors” within the meaning of Rule 501(a) under the Securities Act; (2) transfer of the securities has been restricted by us in accordance with Rule 502(d) under the Securities Act; (3) there were no more than 35 non-accredited investors in the transaction within the meaning of Rule 506(b) under the Securities Act after taking into consideration all prior investors under Section 4(2) of the Securities Act within the 12 months preceding the transaction; and (4) none of the offers and sales were effected through any general solicitation or general advertising within the meaning of Rule 502(c) under the Securities Act. As compensation for services rendered in connection with the sale of the Series A Preferred Stock, we also issued warrants to purchase 288,400 shares of common stock to a placement agent.

There were no underwriters employed in connection with any of the transactions set forth in this Item 26.

Item 27. Exhibits

Exhibit Number	Exhibit Description
3.1	Amended Articles of Incorporation of the Registrant (1)
3.2	Bylaws (2)
4.1	Certificate of Designation of Series A Variable Rate Convertible Preferred Stock (3)
5.1	Opinion of Richardson & Patel LLP (4)
10.1	Employment Agreement - Marc Geman (2)
10.2	Employment Agreement - Anthony Walker (2)
10.3	Employment Agreement - Kevin Morrison (2)
10.4	2006 Stock Option Plan (2)
10.5	Promissory Note to Spicy Pickle, LLC (2)
10.6	Securities Purchase Agreement dated as of December 14, 2007 (5)
10.7	Form of Warrant (6)
10.8	Registration Rights Agreement dated as of December 14, 2007 (7)
10.9	Lock-Up Agreement of Marc Geman (8)
10.10	Form of Lock-Up Agreement executed by other officers and directors (9)
21.1	List of Subsidiaries (4)
23.1	Consent of Gordon, Hughes & Banks LLP independent registered public accounting firm (4)
23.2	Consent of Richardson & Patel LLP (included in Exhibit 5.1)
24.1	Power of Attorney (included in signature page)

(1)	Incorporated by reference to the exhibit of the same number to the registrant’s Amendment No. 1 to Registration Statement on Form SB-2 filed on December 12, 2006.
(2)	Incorporated by reference to the exhibit of the same number to the registrant’s Registration Statement on Form SB-2 filed on October 26, 2006.
(3)	Incorporated by reference to the exhibit of the same number to the registrant’s Current Report on Form 8-K filed on December 19, 2007.

(4)	Filed herewith.
(5)	Incorporated by reference to Exhibit 10.1 to the registrant’s Current Report on Form 8-K filed on December 19, 2007.
(6)	Incorporated by reference to Exhibit 10.2 to the registrant’s Current Report on Form 8-K filed on December 19, 2007.
(7)	Incorporated by reference to Exhibit 10.3 to the registrant’s Current Report on Form 8-K filed on December 19, 2007.
(8)	Incorporated by reference to Exhibit 10.4 to the registrant’s Current Report on Form 8-K filed on December 19, 2007.
(9)	Incorporated by reference to Exhibit 10.5 to the registrant’s Amendment No. 1 to Current Report on Form 8-K filed on December 27, 2007.

Item 28.    Undertakings

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)
To reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in this registration statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any additional or changed material information on the plan of distribution.

(2)
For purposes of determining liability under the Securities Act, to treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

(4)
For determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-1 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Denver, State of Colorado, on February 8, 2008.

SPICY PICKLE FRANCHISING, INC.

/s/ Marc Geman
Marc Geman
Chairman and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Marc Geman and Arnold Tinter as his true and lawful attorneys-in-fact and agents, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to the Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

Signature	Title	Date

/s/ Marc Geman	Chief Executive Officer and	February 8, 2008
Marc Geman	Chairman of the Board
(Principal Executive Officer)

/s/ Arnold Tinter	Chief Financial Officer	February 8, 2008
Arnold Tinter	(Principal Accounting Officer)

/s/ Anthony Walker	Director	February 8, 2008
Anthony Walker

/s/ Presley Reed	Director	February 8, 2008
Presley Reed

/s/ Raymond BonAnno	Director	February 8, 2008
Raymond BonAnno

/s/ L. Kelly Jones	Director	February 8, 2008
L. Kelly Jones